LOCAL FINANCIAL CORPORATION

2001 Annual Report



02029401

PE
12-31-01

APR 1 0 2002

PROCESSED
APR 1 5 2002
THOMSON
FINANCIAL

Parent Company of
LOCAL
OKLAHOMA BANK

IN MEMORIAM



BY THESE PRESENTS BE IT KNOWN, THAT

WHEREAS, Kenneth W. Townsend, a respected member of the Board of Directors of Local Financial Corporation and Local Oklahoma Bank, N.A. and Chairman of its Audit Committee, passed from this life on August 8, 2001; and,

WHEREAS, Ken joined these Boards on September 8, 1997 with his characteristic energy and enthusiasm to help refocus an established institution toward better serving the total banking needs of the people of the State of Oklahoma, for whose benefit a major part of Ken's life and career were dedicated; and,

WHEREAS, Ken was instrumental in recruiting seasoned, experienced members of the banking profession to join the Bank, people well-known to and hand-picked by Ken to help further the Bank's goals with their knowledge, expertise and loyal following; and,

WHEREAS, Ken brought to the organization – and to all he knew, worked with and touched – skill, experience, knowledge and professionalism as a banker; commitment and leadership as an individual; and honesty, caring and loyalty as a friend. He was a driving force, whose vision for tomorrow always helped our reach exceed our grasp.

NOW THEREFORE, we the undersigned Directors of Local Financial Corporation and Local Oklahoma Bank, do hereby express our profound respect and sense of great loss for Kenneth W. Townsend and our deepest sympathies to the family he loved so much, and resolve that this expression be made a permanent part of the record of this organization as a small token of our feelings for him.

Adopted this 26th day of September, 2001

Edward A. Townsend

Andrew M. Coats

Robert Kotecki

George Nigh

David Rosenberg

Gilbert Gibson

Jan Norton

Gene C. Howard

Joseph A. Leone

Russell M. Perry

Robert Vanden

ON THE COVER

Like all Americans, we at Local Financial Corporation ended the year in a much different world than we began it. The terrorist attacks in New York and Washington D.C. united us and continue to challenge our will as a nation. We turn to the spirit of Americans like Abraham Lincoln to give strength and compassion in these trying times.

The statue of Lincoln on the cover was created by James Earl Fraser and is part of the permanent art collection of the National Cowboy and Western Heritage Museum in Oklahoma City. Since September 11, the American flag has hung behind the statue as a reminder of the nation's loss and its strength. It is a particularly poignant reminder of the passing of our friend, Kenneth W. Townsend, Executive Director of that museum who served diligently on Local's Board of Directors and to whom we dedicate this Annual Report.

FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA

(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

The selected consolidated financial data of the Company set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company, including the related Notes, contained in Form 10-K filed with the Securities and Exchange Commission.

Statement of Financial Condition and Other Data:	At or For the Years ended December 31, 2001	2000	1999	1998
Total assets	$ 2,820,051	$ 2,377,011	$ 2,381,607	$ 2,128,979
Loans receivable, net	1,972,145	1,848,876	1,685,550	1,362,272
Securities available for sale	193,736	354,048	529,230	570,964
Securities held to maturity	430,956	–	–	–
Nonperforming assets	9,627	10,903	7,536	4,270
Demand deposits	636,315	606,752	458,824	379,796
Total deposits	1,809,362	1,931,793	1,848,340	1,668,074
Securities sold under agreements to repurchase	38,694	38,214	–	–
Advances from the Federal Home Loan Bank of Topeka	728,205	190,028	302,035	220,033
Senior notes payable	21,545	41,160	75,250	80,000
Mandatorily redeemable trust preferred securities	40,250	–	–	–
Stockholders' equity	163,536	156,271	128,294	118,806
Book value per share	8.52	7.61	6.25	5.79
Operations Data:				
Net interest and dividend income	$ 88,494	$ 78,350	$ 73,511	$ 54,766
Provision for loan losses	(5,400)	(2,700)	(2,000)	(1,450)
Noninterest income	21,100	17,933	18,542	14,782
Noninterest expense	61,720	54,516	55,177	39,407
Income before extraordinary item	28,107	24,736	22,249	18,437
Extraordinary item, net of tax	(1,630)	(922)	(257)	–
Net income	26,477	23,814	21,992	18,437
Earnings per share:				
Income before extraordinary item:				
Basic	$ 1.38	$ 1.20	$ 1.08	$ 0.90
Diluted	1.34	1.20	1.08	0.89
Net income:				
Basic	1.30	1.16	1.07	0.90
Diluted	1.26	1.16	1.07	0.89
Average common basic shares outstanding	20,368,028	20,537,209	20,537,209	20,431,698
Average common diluted shares outstanding	20,966,531	20,537,209	20,537,209	20,607,119
Performance Ratios:				
Return on average assets before extraordinary item	1.07%	1.04%	1.00%	0.93%
Return on average stockholders' equity before extraordinary item	16.61	17.85	17.86	17.73
Net interest spread	3.11	2.95	3.02	2.57
Net interest margin	3.53	3.44	3.46	2.91
Local Financial Capital Ratios:				
Leverage	6.63%	5.61%	4.71%	N/A*
Core	9.24	7.74	6.81	N/A
Total	10.49	9.00	8.07	N/A
Local Oklahoma Bank Capital Ratios:				
Leverage or tangible	7.28%	7.30%	7.93%	7.61%
Core	10.16	10.08	11.48	7.63
Total or risk-based	11.41	11.34	12.74	13.08

* The company was not subject to Federal Reserve capital requirements.

LETTER TO SHAREHOLDERS



Edward A. Townsend
Chairman of the Board
Chief Executive Officer

Local Financial Corporation's results for 2001 were excellent as we completed our fourth full year as a publicly-owned bank holding company. Income before extraordinary item of $28.1 million, or $1.38 basic earnings per share, represents an increase in per share earnings of 15 percent over 2000. Showing our commitment to the long-term stability of your company, during 2001 we significantly lowered our debt service requirement through the purchase and retirement of an additional $19.6 million of our 11 percent senior notes. In the last few years, we have purchased and retired $58.5 million of the original $80 million in senior notes issued as part of Local's recapitalization in 1997. In connection with the 2001 retirement of debt, there was an extraordinary charge of $1.6 million, net of tax, resulting in net income of $26.5 million. Shareholder value was further enhanced through the buyback of 1.3 million shares of our common stock, which we believe the market undervalues, at a total cost of $17.8 million.

We are particularly pleased with the operating results of our company in view of the challenges faced during 2001. It was a year of sweeping changes in the national economic environment, as the longest economic expansion in U.S. history came to an end. Consumer confidence, which had begun to slide in March, hit bottom after the September 11th terrorist attacks. Capital spending, a major indicator of economic activity, had already begun to slow. As the effects of the recessionary trend rippled through the national economy, it also took its toll on Oklahoma's economy. Statewide loan demand dropped and nonperforming assets rose.

Local's consistent growth in its commercial loan portfolio in recent years was achieved without compromising asset quality; in fact the Company actually experienced a decline in nonperforming assets. We attribute this favorable credit performance not only to our strong underwriting and credit review procedures, but also to our loan officers' knowledge and long experience with their customers. Nonperforming assets at year end, as a percentage of total assets, were .34 percent, down from .46 percent at year-end 2000. Nonperforming asset ratios of our major Oklahoma competitors ranged from .46 percent to .81 percent. We are pleased with these numbers; however, we realize our bank is not immune from economic factors, and we clearly expect and are prepared to encounter more normal levels of nonperforming loans in 2002.

Net interest and dividend income, a key factor to our profitability, has grown at an average rate of 14.9 percent for the last four years. Also significant is the rapid growth in noninterest income, increasing at an average rate of 37.9 percent during the same period. During 2001, your company's Return on Assets, before extraordinary item, rose to 1.07 percent from 1.04 percent in 2000. Likewise, our net interest margin rose to 3.53 percent compared with 3.44 percent the previous year. Our efficiency ratio, which reflects the ability to control noninterest expenses, improved 19 basis points to 55.41 percent in 2001.

Local was already financially sound and adequately capitalized, but during 2001 we took steps to further strengthen our regulatory capital position. In a third quarter public offering, we issued 1.6 million shares of mandatorily redeemable trust preferred securities, increasing regulatory capital by $40.3 million. At December 31, 2001, both the holding company and the bank met regulatory requirements to be considered "well capitalized," the highest regulatory ranking attainable in terms of capital adequacy.

Oklahoma Economy

Traversing the nation from Mexico to Canada, Interstate 35 divides the country. Meanwhile, Interstate 40 bisects the country from the Atlantic to the Pacific. These two national arteries intersect in downtown Oklahoma City, quartering the state of Oklahoma and creating the commercial crossroads of both the state and nation. We are also located in the Central Time zone. These factors have attracted an increasing number of national distribution and communication centers to locate within the state. While Oklahoma has felt the effects of the national economic malaise, strength in the energy sector and a less cyclically sensitive manufacturing sector cushioned the blow of the 2001 national economic slowdown.

The same factors that put downward pressure on corporate earnings and other performance measures nationally had a similar impact on Oklahoma's economy. The Oklahoma economy, which used to be dramatically subject to the influences of oil and gas production and agriculture, has changed in the last two decades and now closely parallels the national economy. Substantial growth in manufacturing, service industries, high technology, telecommunications, aviation and aerospace, distribution and software development, as well as other major industries and niche sectors are now driving the state's economy. Through all this change, Oklahoma has emerged as one of the most attractive business and personal-living-cost states in the nation, with a lifestyle quality that many other states have lost.

A highly productive and skilled workforce with a "can do" attitude is a principle asset for the state. Although employment growth in Oklahoma is forecasted to be slower in 2002, it is expected to remain above the forecasted U.S. growth rate. In addition to its skilled workforce, one of Oklahoma's distinct advantages in attracting new business is its low cost. Whether one considers the cost of living, the cost of housing, or the cost of electricity – Oklahoma is competitive. The resulting lifestyle facilitates productive employees and profitable employers. We believe Oklahomans as consumers, employees and business owners will lead the national recovery. The wheels are in motion for strong growth in Oklahoma.

This Oklahoma economy has set the stage for Local's success. We are proving day in and day out that by bringing Oklahomans the service, convenience, benefit and personal attention demanded by customers, we can effectively compete with larger regional and national institutions. We are benefiting from the strategy of hiring experienced commercial bankers with the ability to develop solid, loyal customer relationships.

Strategic Market Share

Headquartered in Oklahoma City, Local operates 51 branches statewide, with over three quarters of its deposit base residing in the state's three largest metropolitan markets – Oklahoma City, Tulsa and Lawton. With total assets of $2.8 billion, loans of $2.0 billion, total deposits of $1.8 billion and stockholders equity of $164 million as of December 31, 2001, we are the 5th largest commercial bank in Oklahoma and the 3rd largest headquartered in the state.

As one of only six banks to hold deposits of more than $1 billion in Oklahoma, Local's approximate 5 percent deposit market share groups it tightly with three other banks, which are Oklahoma operations of two major national banking franchises as well as one family-controlled institution, each holding a similar share.

Local has the dominant market share in Lawton, making it a market leader in Oklahoma's 3rd largest metropolitan area which also showed the highest rate of employment growth among those areas last year. Outside of the metropolitan areas, Local has a market presence in 21 Oklahoma counties. Significantly, the 2000 census data shows that between 1980 and 2000 the counties served by Local have grown 10 times faster than the rest of Oklahoma.

Looking Forward

Local is well prepared for the challenges and opportunities facing Oklahoma's banking industry in 2002. Recent economic reports indicate the national economy is recovering from the downturn of 2001, although we are cautioned to bear in mind that shallow recessions beget mild recoveries. During the past few months, the Federal Reserve Bank has kept the overnight bank-lending rate at a 40-year low to give the economy time to recover. Low rates do spur demand for new money, which will further strengthen the economy. The underlying characteristics that make the economy strong are in place nationally and within Oklahoma. We look forward to an improved business environment in the latter half of 2002.

Local has built a premier banking franchise in Oklahoma, and we remain confident in our future. We never lose sight of our primary responsibility, which is the enhancement of shareholder value. Looking ahead, we will keep executing the same strategy that has brought us this far. We will continue to use our strong balance sheet and cash flow to invest in our operations and to make strategic acquisitions, which will grow earnings and increase the value of your company.

In Memoriam

We were deeply saddened by the passing of our friend and fellow director, Kenneth W. Townsend last fall. Ken had been a prominent figure in Oklahoma banking for almost forty years before he began serving as Executive Director of the National Cowboy & Western Heritage Museum in Oklahoma City. He joined Local's Board in September 1997 and chaired the Audit Committee of the Board. We are dedicating this Annual Report to his memory with appreciation for his extraordinary contributions.

Edward A. Townsend
Chairman of the Board
Chief Executive Officer

SUPPLEMENTAL QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is a summary of the unaudited interim results of operations for the years ended December 31, 2001 and 2000.
(dollars in thousands, except share data)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Interest and dividend income	$ 48,891	$ 47,949	$ 47,892	$ 48,406	$ 193,138
Net interest and dividend income	20,645	21,311	22,392	24,146	88,494
Provision for loan losses	750	1,150	1,775	1,725	5,400
Income before provision for income taxes and extraordinary item	10,046	10,524	10,833	11,071	42,474
Extraordinary item – purchase and retirement of senior notes, net of tax	(3)	(1)	–	(1,626)	(1,630)
Net income	6,772	7,051	7,194	5,460	26,477
Earnings per share:					
Income before extraordinary item:					
Basic	0.33	0.34	0.35	0.36	1.38
Diluted	0.32	0.33	0.34	0.35	1.34
Net income:					
Basic	0.33	0.34	0.35	0.27	1.30
Diluted	0.32	0.33	0.34	0.27	1.26

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Interest and dividend income	$ 45,800	$ 45,526	$ 47,887	$ 50,989	$ 190,202
Net interest and dividend income	19,038	19,012	19,472	20,828	78,350
Provision for loan losses	500	500	500	1,200	2,700
Income before provision for income taxes and extraordinary item	9,361	9,425	9,657	10,624	39,067
Extraordinary item – purchase and retirement of senior notes, net of tax	(871)	–	–	(51)	(922)
Net income	5,109	6,020	6,161	6,524	23,814
Earnings per share:					
Income before extraordinary item:					
Basic	0.29	0.29	0.30	0.32	1.20
Diluted	0.29	0.29	0.30	0.32	1.20
Net income:					
Basic	0.25	0.29	0.30	0.32	1.16
Diluted	0.25	0.29	0.30	0.31	1.16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

_X_ Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2001
or
____ Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Commission File Number: 1-13949

LOCAL FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	65-0424192 (I.R.S. Employer Identification Number)
3601 N. W. 63rd Oklahoma City, OK (Address of Principal Executive Offices)	73116 (Zip Code)

Registrant's telephone number, including area code: (405) 841-2100

Securities registered pursuant to Section 12(b) of the Act:
Common Stock (par value $0.01 per share)
Senior Notes Due 2004
Trust Preferred Securities at $25 per share
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

There were 19,204,925 shares of the Registrant's Common Stock outstanding as of the close of business on March 4, 2002. The aggregate market value of the Registrant's Common Stock held by non-affiliates was approximately $276.0 million (based upon the closing price of $16.01 on March 4, 2002, as reported on the NASDAQ National Market System).

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain information from the Registrant's definitive proxy statement for the 2002 Annual Meeting of Stockholders.

LOCAL FINANCIAL CORPORATION
INDEX

PART I

ITEM 1. BUSINESS

The Company

General. Local Financial Corporation ("Local Financial" or the "Company") is the holding company for Local Oklahoma Bank, National Association, ("Local" or the "Bank"). The Company was chartered in 1992 as a Delaware corporation. Local Financial and the Bank are headquartered in Oklahoma City, Oklahoma. In order to accommodate its strategy for growth, the Company converted the Bank from a savings bank to a national banking association on May 11, 1999, and the Company was registered as a bank holding company on that same day. References to "Local" or the "Bank" refer to Local and its subsidiaries on a consolidated basis, as the context requires.

At December 31, 2001, the Company had consolidated assets of $2.8 billion, substantially all of which is comprised of its 100% ownership interest in the Bank, including consolidated deposits of $1.8 billion and consolidated stockholders' equity of $163.5 million.

As of November 16, 2001, the Bank is the third largest Oklahoma-based bank based on deposits. Its deposits of $1.8 billion at December 31, 2001, represent approximately five percent of the Oklahoma market. The Company and/or Local are presently regulated and examined by the Office of the Comptroller of the Currency (the "OCC"), the Board of Governors of the Federal Reserve System (the "FRB"), and the Federal Deposit Insurance Corporation ("FDIC") and Local's deposit accounts are insured up to applicable limits by the FDIC.

The Company's executive offices are located at 3601 NW 63rd Street, Oklahoma City, Oklahoma 73116-2087.

In September 1997, a group led by Mr. Edward A. Townsend, the current Chairman of the Board and Chief Executive Officer, negotiated the purchase of the Company from its prior owners. Following the purchase of the Company, management restructured the consolidated statement of financial condition and began a number of initiatives in order to shift the operations to those of a commercial bank and execute the Company's business strategy. In 1998, the Company formed a corporate lending unit to focus on the origination of commercial loans within the state of Oklahoma and has since continually enhanced its infrastructure and payment systems in order to accommodate the expected growth in commercial transactions. In 1999, the Bank converted from a federal savings bank to a national banking association and the Company registered with the Federal Reserve as a bank holding company. The Company is focused on increasing its demand deposits while decreasing its reliance on higher-paying, longer-term certificates of deposit. The Company has increased and continues to increase its generation of noninterest income through expanded product offerings and increased cross-selling opportunities while it controls the growth of its operating expenses.

Business Strategy

Local's business strategy is to provide its customers with the range of banking products and services of a regional bank while retaining the appeal and level of individualized service of a community bank. Management feels that the Company is well positioned to attract new customers and increase its market share. The key components of its strategy are:

- *Focus on Commercial Lending and Community Presence of the Commercial Lending Officers.* During 1998, Local formed its corporate lending unit which is focused on commercial lending within Oklahoma. The Bank has added experienced lending officers with strong community ties and banking relationships, many of whom have left regional or national banks as a result of the attractiveness of the Bank's relationship-oriented approach and the growing consolidation within the banking industry. At December 31, 2001, the Bank's corporate lending unit had 27 senior lending officers who had an average of 20 years of banking experience. Although Local continues to originate commercial loans throughout the United States through a network of mortgage bankers and correspondent banks, it has increased its emphasis on the origination of commercial loans within Oklahoma.

- *Strong Commitment to Highly-Personalized, Relationship-Oriented Customer Service.* Management believes that the consolidation among financial institutions in Oklahoma has created significant opportunities for the Bank due to the perceived lack of attention being paid by many large regional and national banks to certain customers, primarily our Bank's targeted customer base of small to medium-sized businesses (up to $100 million in annual sales), professionals and other individuals. Local emphasizes personalized client relationships and provides its customers with customized financial services that address their particular needs. In addition, the Company has streamlined its credit approval process which management believes permits it to process loan requests more efficiently than many of its larger competitors.

- *Expanded Product Offering.* The Company provides its customers with a full range of consumer and commercial products and services. The consumer services include checking and savings accounts, certificates of deposit, IRAs, various loans, safe deposit boxes, professional financial planning and online banking. Also offered are commercial services including online commercial banking, commercial checking, commercial lending, cash management and investment services and real estate loans. The Company continues to explore the addition of financial services that it does not currently offer in an effort to diversify and increase its fee income, strengthen its customer relationships and broaden its product lines. In 1998, the Company acquired and expanded Local Securities Corporation, a registered broker-dealer that offers retail investment products to its customers through the branch offices.

- *Strategic Branch Locations.* The Bank currently has 51 branch offices located primarily in the major metropolitan areas of Oklahoma City, Tulsa and Lawton, which are more densely populated and have a higher number of businesses as compared to other areas in Oklahoma. The Bank is working to expand the market presence of its existing offices in these metropolitan areas while continuing to explore other markets within Oklahoma that present opportunities for growth.

- *Selective Acquisitions.* Since 1998, the Company has expanded its franchise through strategic acquisitions designed to increase its deposits and branch office locations. In February 1998, the Company acquired Green Country Bank which had three branch offices in northeastern Oklahoma. In October 1998, the Company acquired Citizens Bank, with five offices in Lawton and one in Norman, Oklahoma. These two acquisitions contributed $281.5 million in assets and $238.7 million in deposits as of the respective acquisition dates. In October 1999, Local Financial acquired Guthrie Federal Savings Bank with one office north of Oklahoma City. Through this acquisition, the Company acquired $45.0 million of assets and $36.7 million of deposits. The Company intends to continue to evaluate financial information about companies which may lead to the acquisition of such companies. Local Financial currently has no agreements or understandings, however, to acquire all or part of any other company.

Lending Activities

General. With the conversion of the Bank from a savings and loan to a national bank and a shift in its lending activities, it has focused increasingly on the origination of commercial business loans within the Oklahoma market. The Bank has pursued this market by adding experienced lending officers with strong community ties and banking relationships, many of whom have left regional or national banks in the growing industry consolidation and are attracted by the Bank's relationship-oriented approach. The Bank will continue its historical patterns of originating residential and consumer loans through its own branch network and, in the case of commercial real estate loans, through a network of real estate brokers, mortgage bankers and unaffiliated financial institutions.

The following table presents information on the Bank's consolidated loan portfolio as of the dates indicated (dollars in thousands):

	December 31,				
	2001	2000	1999	1998	1997
Commercial[(1)]	$ 1,593,432	$ 1,425,382	$ 1,183,368	$ 927,682	$ 646,539
Residential real estate	215,408	250,487	362,351	344,565	281,565
Consumer	184,663	195,430	161,327	101,738	38,717
Held for sale	6,263	5,922	6,801	16,188	7,133
Total loans	1,999,766	1,877,221	1,713,847	1,390,173	973,954
Less:					
Allowance for loan losses	(27,621)	(28,345)	(28,297)	(27,901)	(20,484)
Loans receivable, net	$ 1,972,145	$ 1,848,876	$ 1,685,550	$ 1,362,272	$ 953,470

(1) Commercial loans are composed of business loans and commercial real estate loans (which includes loans secured by multi-family residential properties).

Loan Origination and Review. The lending activities of the Bank are subject to the written, non-discriminatory underwriting standards and loan origination procedures established by the Bank's Board of Directors and management. Loan originations are obtained by a variety of sources, including direct customer solicitations, referrals from real estate brokers, mortgage bankers, unaffiliated financial institutions, existing customers, walk-in customers and advertising. In its present marketing efforts, the Bank emphasizes its customized personal service, competitive rates, and an efficient underwriting and approval process.

The Bank has revised its underwriting procedures to streamline the credit approval process. It historically utilized a loan committee review procedure, which could take several weeks to approve a credit application. The Bank's increasing emphasis on commercial and consumer loans and its desire to meet customer needs require quicker response times. The Bank has implemented procedures that rely, in the case of residential real estate and consumer loans, on a credit scoring system and, in the case of commercial loans, on a peer or senior officer approval process, depending on the size of the loan. The Bank has also revised its credit review procedures to ensure the overall integrity of its loan portfolio. Management believes its credit approval and review processes are comparable to those used by other regional and national banks.

Commercial Business Loans. At December 31, 2001 and 2000, the Bank's commercial business loans, excluding those secured by real estate, amounted to $507.9 million and $437.2 million or 25.4% and 23.3%, respectively, of the total loan portfolio. Management believes this lending unit affords the Bank the greatest opportunity for market growth. The portfolio increase results from the Bank's creation in 1998 of a new corporate lending unit, focused on commercial business lending within the state of Oklahoma. The added lending officers have many years experience in the banking industry and most have strong community ties and banking relationships.

Local's corporate lending activities are generally directed towards small to medium size Oklahoma companies with annual sales up to $100 million. Local's corporate lending division makes both secured and unsecured loans, although the majority of such lending is done on a secured basis. The average loan amount for new commercial business loans ranges from $1 to $3 million. Such loans are generally secured by the receivables, inventory, equipment, and/or general corporate assets of the borrowers. These loans are originated on both a one year line of credit basis and on a fixed-term basis generally ranging from one to five years. Commercial business loans generally have annual maturities and prime-based interest rates.

The Bank imposes an in-house lending limit which is below the statutory lending limit. While the OCC statutory limit is 15% of an institution's unimpaired capital and surplus (or with respect to the Bank, approximately $34.0 million at December 31, 2001), management of the Bank generally restricts single loans to $15 million in size, but may have exposure to any single borrower up to the legal lending limit.

Commercial lending entails different and significant risks when compared to traditional thrift residential lending. These loans typically involve large loan balances to single borrowers and payment is typically dependent on the successful operation of the project or the borrower's business. These loans are also more likely to be adversely affected by unfavorable economic conditions. The Bank attempts to minimize its risk exposure by imposing stringent underwriting standards and continually monitoring the operation and physical condition of the collateral.

Commercial Real Estate Loans. Under prior management, the Bank originated and purchased commercial real estate loans secured by properties located throughout the United States. Management expects to continue the origination and purchase of commercial real estate and multi-family residential loans throughout the United States; however, the current focus is the origination of commercial loans secured by multi-family and other real estate located within the state of Oklahoma and surrounding states.

As of December 31, 2001 and 2000, commercial real estate loans (which include multi-family residential loans) amounted to $1.1 billion and $988.2 million or 54.3% and 52.6%, respectively, of the Bank's total loan portfolio. The Bank originates loans directly and through a network of mortgage bankers and correspondent banks throughout the country with whom the Bank has relationships. All originations and purchases undergo a three-step underwriting and evaluation process. First, an initial review of the loan is conducted by the originator to determine conformity to guidelines and consistency with the Bank's lending philosophy. An indication of pricing and terms may be issued in the case of loans which have already been originated. Second, once the indication is accepted by the borrower and a completed application submitted, a detailed underwriting is conducted in which both the originator and the Bank's in-house appraiser conduct an onsite inspection and analysis. Property valuations are performed by the Bank's staff as well as by independent outside appraisers approved by the Bank's Board of Directors. The Bank generally requires title, hazard and, to the extent applicable, flood insurance on its security property. Rent rates are analyzed and compared to market rents, reported occupancy is checked against evidence onsite, environmental issues are identified and the appropriate level of investigation is conducted and a final credit write-up is prepared. Finally, the Bank's closing department reviews the totality of work, including completeness of analysis and documentation, title searches, borrower background checks, appraisal and environmental reports and other pertinent data. Only after these three broad steps is a final approval and disbursement made.

The Bank originates both fixed-rate and adjustable-rate commercial real estate loans. Fixed-rate commercial real estate loans generally have terms to maturity of between five and ten years and amortize over a period of up to 30 years. Adjustable-rate commercial real estate loans have similar terms and interest rates which generally adjust every six months, one-year, three years and five years in accordance with a designated index (either the London Interbank Offer Rate, the prime rate quoted in the *Wall Street Journal* or U.S. Treasury rates).

Loan-to-value ratios on commercial real estate loans are generally limited to a maximum of 80% for apartments and manufactured housing communities (loans on real estate as distinguished from manufactured homes) and 75% on all other commercial real estate properties.

Single-Family Residential Real Estate Loans. At December 31, 2001 and 2000, the Bank's single-family residential mortgage loan portfolio amounted to $215.4 million and $250.5 million or 10.8% and 13.3%, respectively, of the total loan portfolio. Most of the Bank's single-family residential mortgage loans are secured by properties located in the state of Oklahoma. The majority of the single-family residential loan portfolio consists of conforming loans (i.e., not insured or guaranteed by a federal agency) with an average balance of below $100,000 per loan. The single-family residential loan portfolio was originated through a centralized residential loan origination center. The Bank intends to sell virtually all of its new single-family loan originations.

The loan-to-value ratio, maturity and other provisions of the loans made by the Bank generally have reflected the policy of making less than the maximum loan permissible under applicable regulations, in accordance with market conditions and underwriting standards established by the Bank. The Bank's lending policies on single-family residential mortgage loans generally limit the maximum loan-to-value ratio to 95% of the lesser of the appraised value or purchase price of the property and generally all single-family residential loans in excess of an 80% loan-to-value ratio require private mortgage insurance.

The Bank's current single-family loan portfolio consists of fixed-rate and adjustable-rate loans with terms of 15 to 30 years. Such loans are amortized on a monthly basis with principal and interest due each month and customarily include "due-on-sale" clauses, which are provisions giving the Bank the right to declare a loan immediately due and payable in the event the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid.

Consumer Loans. Consumer loans totaled $190.9 million and $201.4 million or 9.5% and 10.7% of the total loan portfolio as of December 31, 2001 and 2000, respectively, and consisted of home equity loans, deposit secured loans, automobile loans, property improvement loans, overdrafts, and personal loans. Also included were $6.3 million and $5.9 million, respectively, in guaranteed student loans held as available for sale. Local originates consumer loans bearing both fixed and prime-based interest rates, primarily with terms of up to five years, other than second mortgage loans which may have longer terms. Under the Bank's home equity underwriting guidelines, loans are restricted to not more than $100,000, and the loan-to-value may not exceed 90% at origination (although this is not typical of most loans). Loans are originated directly through the branch network.

Asset Quality

Loan Delinquencies. When a borrower fails to make a required payment on a loan, the Bank attempts to cure the deficiency by contacting the borrower and seeking payment. Contacts are generally made following the 15th day after a payment is due (30th day in the case of commercial loans), at which time a late payment is assessed. In most cases, deficiencies are cured promptly. If a delinquency extends beyond 15 days (30 days in the case of commercial loans), the loan and payment history are reviewed and efforts are made to collect the loan. While the Bank generally prefers to work with borrowers to resolve such problems, when it appears no other alternatives are available, legal action is instituted.

Nonperforming Assets. All loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, the collection of additional interest is deemed insufficient to warrant further accrual. As a matter of policy, the Bank does not accrue interest on loans past due 90 days or more except when the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery. Consumer loans generally are charged off when the loan becomes over 120 days delinquent. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. See Item 7 hereof, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Nonperforming Assets and Allowances for Loan Losses".

Assets acquired through foreclosure and repossession are recorded at estimated fair value, net of estimated selling costs at the date of foreclosure or repossession. The values of assets acquired through foreclosure and repossession are monitored by the Bank continually through sales and rental activities, and by updated appraisals and other valuation methods when needed. The allowance for losses on assets acquired through foreclosure and repossession represents an amount which management believes will be adequate to absorb losses from the disposition and/or revaluation of these assets. Additions or reversals of the allowance for losses on assets acquired through foreclosure and repossession are provided as an expense or a benefit, respectively, through other expense in the accompanying Consolidated Statements of Operations.

Classified Assets. The Bank adheres to internal procedures and controls to review and classify its assets. All assets are reviewed on a periodic basis. If warranted, all or a portion of any assets exhibiting the characteristics of risk associated with specific classifications are assigned those classifications. To monitor loans and to establish loss reserves, the Bank classifies its assets into the following five categories: pass, special mention, substandard, doubtful, and loss. Under federal regulations, each insured institution must classify its assets on a regular basis. In connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. Special mention assets is a category established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets, with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. Federal examiners may disagree with an insured institution's classifications and amounts reserved.

Allowance for Loan Losses. The Bank has established valuation allowances for estimated inherent losses in its loan portfolio by charging earnings for estimated losses on loans, including the related accrued interest, using a specific and percentage reserve method. The allowance for loan losses is established and maintained through a periodic review and evaluation of various elements which affect the loans' collectibility and any additional allowances required result in provisions for loan losses.

The Bank's allowance for loan loss is assessed on a loan-by-loan basis for all commercial loans and on a portfolio basis for residential and consumer loans based on delinquency status. As described above, each individual commercial loan is assigned a risk classification by the responsible loan manager. Depending upon their risk classification, these loans are placed on a review cycle either annually or quarterly. All loans with risk classifications of special mention, substandard or doubtful are reviewed quarterly and all large loans are reviewed at least annually by officers of the loan review department. These officers are independent of the loan origination and underwriting process. During this review, the appropriateness of the assigned risk classification is assessed, giving consideration to numerous factors, including a review of individual borrowers' financial status, credit standing, available collateral and other relevant factors. On a quarterly basis, loss factors are applied to the basic risk classifications to determine the allowance for loan loss. The loss factors are established by management through consideration of historical loss experience and regulatory guidance, as well as other elements likely to cause estimated credit losses to differ from historical losses. Although the risk classification and loss factor process set forth above is used as a discipline in the establishment of the minimum allowance required, it is not a substitute for sound judgment. Prevailing and anticipated economic conditions, portfolio trends and other relevant factors are considered in management's assessment of the overall adequacy of the allowance.

These other relevant factors include (i) change in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices, (ii) changes in the nature and volume of the portfolio, (iii) changes in the experience, ability and depth of lending management and staff, (iv) change in the quality of the Bank's loan review system and the degree of oversight by the institution's Board of Directors, (v) the existence and effect of any concentration of credit and changes in the level of such concentration and (vi) the effect of external factors such as competition on the Bank's current portfolio.

Investment Activities

The Bank's securities portfolio is managed in accordance with a written investment policy adopted by the Board of Directors and administered by the Bank's Asset/Liability Committee. All transactions must be approved by the Asset/Liability Committee and reported to the Board of Directors.

The Bank is authorized to invest in obligations issued or fully guaranteed by the U.S. Government, certain federal agency obligations, certain time deposits, negotiable certificates of deposit issued by commercial banks and other insured financial institutions, investment grade corporate debt securities and other specified investments such as mortgage-backed and related securities.

The Bank invests in mortgage-backed and related securities, including collateralized mortgage participation certificates, which are insured or guaranteed by U.S. Government agencies and government sponsored enterprises. Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as the Bank. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA") and the Government National Mortgage Association ("GNMA").

Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The characteristics of the underlying pool of mortgages, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The term of a mortgage-backed pass-through security thus approximates the term of the underlying mortgages.

The Bank's mortgage-backed and related securities include CMOs, which include securities issued by entities which have qualified under the Internal Revenue Code of 1986, as amended (the "Code"), as real estate mortgage investment conduits.

Sources of Funds

General. Deposits are the primary source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from loan principal repayments, advances from the Federal Home Loan Bank of Topeka ("FHLB") and securities sold under agreements to repurchase. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows as well as securities sold under agreements to repurchase are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer-term basis for general business purposes.

Deposits. As of December 31, 2001, the Bank accepted deposits through its 51 branch offices. Deposits are solicited on a regular basis directly through the Bank's customer base and through various advertising media within its market. The Bank offers several savings account and checking account plans to its customers. Among savings account plans, the Bank offers basic savings, short-term and long-term certificates of deposit, a variable rate IRA/Keogh and regular IRAs and Keoghs. The Bank offers checking account plans that range from a no-fee, no-interest plan to a variable-fee, bundled product plan that includes services or products such as personalized checks, ATM cards, overdraft protection, no annual fee Visa/MasterCard membership, safe deposit box discounts, cash management, lock box services and assistance with travelers checks.

Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

As of December 31, 2001, the aggregate amount of outstanding time certificates of deposit in amounts greater than or equal to $100,000 was approximately $263.2 million. The following table presents the maturity of these time certificates of deposit at such date (dollars in thousands):

	December 31, 2001
3 months or less	$ 137,215
Over 3 months through 6 months	43,121
Over 6 months through 12 months	61,868
Over 12 months	20,972
	$ 263,176

Borrowings. The Bank is a member of the Federal Home Loan Bank System and is authorized to apply for secured advances from the FHLB. The Bank uses advances from the Federal Home Loan Bank System to meet short-term liquidity needs and investment activities.

In a 1997 private placement, the Company issued $80.0 million of senior notes which are due in September 2004 and which bear interest at the rate of 11.0%, payable semi-annually. During 2001 and 2000, the Company purchased and retired $19.6 million and $34.1 million of senior notes resulting in a $1.6 million and $922,000 extraordinary loss, net of tax, respectively. At December 31, 2001, there were $21.5 million of senior notes outstanding. Unamortized deferred issuance costs were approximately $468,000 at December 31, 2001 and are included in other assets as of such date. For additional information, see Note 9 of the Notes to Consolidated Financial Statements in Item 8 hereof.

During 2000, the Bank implemented commercial deposit cash management services to accommodate the needs of large commercial borrowers. As part of this program, commercial customers are offered a cash sweep account service which consists of the sale of unpledged securities at a guaranteed rate with the Bank's agreement to repurchase those securities the next day. These cash sweep accounts grew from $0 to $38.2 million during 2000 and totaled $38.7 million at December 31, 2001 and are shown on the consolidated statements of financial condition as "Securities sold under agreements to repurchase".

Capital Issuances. On September 20, 2001, Local Financial Capital Trust I (a newly formed Delaware business trust and wholly-owned finance subsidiary of Local Financial Corporation) issued 1,400,000 shares of 9.00% cumulative trust preferred securities (the "Trust Preferred Securities") at $25 per share, for gross proceeds of $35 million. Another 210,000 shares were issued on October 3, 2001 for $5.25 million to cover over-allotments in the original underwriting. The proceeds from the sale of the Trust Preferred Securities and the issuance of $1.2 million in common securities to Local Financial were used by the Trust to purchase approximately $41.5 million of 9% junior subordinated debentures (the "Debentures") of Local Financial which have the same payment terms as the Trust Preferred Securities. The Debentures will pay interest to the Trust, which will in turn pay dividends on the Trust Preferred Securities and the common stock. Interest on the Debentures is tax deductible. Unamortized deferred issuance costs of approximately $1.9 million were capitalized and are included in other assets as of December 31, 2001. For additional information, see Note 10 of the Notes to Consolidated Financial Statements in Item 8 hereof.

Segments. The Company operates as one segment. It uses primarily the consolidated financial statements presented herein for purposes of assessing performance and making operating decisions about the Company. The Trust does not qualify as an operating segment under SFAS No. 131 and has no independent operations and no function other than the issuance of its securities and the related purchase of the Debentures from the Company and to distribute payments thereon to the holders of its securities. Local has one active operating subsidiary, Local Securities Corporation ("Local Securities"), a registered broker-dealer under the Securities Exchange Act of 1934, which provides retail investment products to customers of Local. While Local Securities qualifies as a separate operating segment, it is not considered material to the consolidated financial statements for the purposes of making operating decisions and does not meet the 10% threshold for disclosure under Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure About Segments of an Enterprise and Related Information".

Competition and the Company

As reported by an independent statistical reporting service on November 16, 2001, Local is currently the third largest Oklahoma-based bank based on deposits. Its deposits represent approximately five percent of the state's deposit market share. Local's operating goal is to provide a broad range of financial services with a strong emphasis on customer service.

Local has substantial competition in lending funds and attracting and retaining deposits. The primary factors in competing for loans are the range and quality of lending services offered, interest rates and loan origination fees. In competing for commercial loans (a targeted growth segment), Local believes that the personal relationships between lending officers and commercial borrowers is a primary factor. Competition for the origination of real estate loans normally comes from other commercial banks, savings and loans, mortgage bankers, finance and insurance companies. The primary factors in competing for deposits are the range and quality of financial services offered, the ability to offer attractive rates and the availability of convenient locations. There is direct competition for deposits from commercial banks, credit unions and savings and loans. Additional significant competition for savings deposits comes from other investment alternatives, such as money market funds, credit unions, and corporate and government securities.

Local expects increased competition. For a variety of reasons including legislative developments relating to interstate branching and the ownership of financial institutions, the consolidation within the financial services industry will likely continue. For Local, this trend means that the number of locally-owned financial institutions will decrease and that the Bank will increasingly compete against larger regional and national banks. While these larger regional and national banks will likely attract the largest Oklahoma businesses (sales over $100 million), Local believes that these large banks are unable to provide the relationship-oriented, customer service that Local provides its target customer base of small and medium-sized businesses, professionals and other individuals. Although the Bank has been able to compete effectively in its market areas to date, it can offer no assurance that the Bank will continue to do so in the future, especially with the rapid changes occurring within the financial services industry.

Regulation and Supervision

The following discussion sets forth the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries, and provides certain specific information relevant to Local Financial. This regulatory framework primarily is intended for the protection of depositors and the deposit insurance funds that insure deposits of banks, and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to Local Financial or its subsidiaries may have a material effect on its business.

General. As a bank holding company, Local Financial is subject to regulation under the Bank Holding Company Act of 1956, as amended, and to inspection, examination and supervision by the FRB.

Under the Bank Holding Company Act, bank holding companies generally may not acquire ownership or control of any company, including a bank, without the prior approval of the FRB. In addition, bank holding companies generally may engage, directly or indirectly, only in banking and those other activities as are determined by the FRB to be closely related to banking. Under legislation adopted in 1999, certain bank holding companies can elect to become financial holding companies and engage in broader financial activities. See "The Gramm-Leach-Bliley Act" below.

Various governmental requirements, including Sections 23A and 23B of the Federal Reserve Act, as amended, limit borrowings by Local Financial and its non-bank subsidiaries from Local (its affiliate insured depository institution), and also limit various other transactions between Local Financial and its non-bank subsidiaries, on the one hand, and Local, on the other. Section 23A of the Federal Reserve Act also generally requires that an insured depository institution's loans to its non-bank affiliates be secured, and Section 23B of the Federal Reserve Act generally requires that an insured depository institution's transactions with its non-bank affiliates be on arm's-length terms.

Local, as a bank, is subject to extensive supervision, examination and regulation by Federal bank regulatory authorities. Local Financial and its subsidiaries are also affected by the fiscal and monetary policies of the Federal government and the FRB, and by various other governmental requirements and regulations.

Liability for Local. Under current FRB policy, a bank holding company is expected to act as a source of financial and managerial strength to a subsidiary bank and to maintain resources adequate to support the subsidiary bank. This support may be required at times when the bank holding company may not have the resources to provide it. In addition, Section 55 of the National Bank Act permits the OCC to order the pro rata assessment of stockholders of a national bank whose capital has become impaired. If a stockholder fails, within three months, to pay that assessment, the board of directors has a duty to sell the stockholder's stock to cover the deficiency. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a Federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to priority of payment.

Any depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with:

- the default of a commonly controlled FDIC-insured depository institution; or
- any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default.

"Default" generally is defined as the appointment of a conservator or receiver and "in danger of default" generally is defined as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. Also, if a default occurred with respect to a bank, any capital loans to the bank from its parent holding company would be subordinate in right of payment to payment of the bank's depositors and certain of its other obligations.

Capital Requirements. Local Financial is subject to risk-based capital requirements and guidelines imposed by the FRB, which are substantially similar to the capital requirements and guidelines imposed by the OCC and the FDIC on Local. For this purpose, a depository institution's or holding company's assets and certain specified off-balance sheet commitments are assigned to four risk categories, each weighted differently based on the level of credit risk that is ascribed to those assets or commitments. In addition, risk-weighted assets are adjusted for low-level recourse and market-risk equivalent assets. A depository institution's or holding company's capital, in turn, is divided into three tiers:

- core, or "Tier 1", capital, which consists primarily of stockholders' equity less certain identifiable intangible assets and certain other assets;

- supplementary, or "Tier 2", capital, which includes, among other items, certain other debt and equity investments that do not qualify as Tier 1 capital; and
- market risk, or "Tier 3", capital, which includes qualifying unsecured subordinated debt.

Like other bank holding companies, Local Financial currently is required to maintain Tier 1 and "Total Capital" (the sum of Tier 1, Tier 2 and Tier 3 capital) equal to at least 4% and 8% of its total risk-weighted assets (including certain off-balance-sheet items, such as unused lending commitments and standby letters of credit), respectively. At December 31, 2001, Local Financial met both requirements, with Tier 1 and Total Capital equal to 9.24% and 10.49%, respectively, of its total risk-weighted assets.

The FRB also requires bank holding companies to maintain a minimum "Leverage Ratio", defined as Tier 1 capital to average adjusted total assets, of 3%, if the bank holding company has the highest regulatory rating and meets certain other requirements, or of 3% plus an additional cushion of at least 1% to 2%, if the bank holding company does not meet these requirements. At December 31, 2001, Local Financial's leverage ratio was 6.63%, which exceeded the minimum leverage ratio to which it was subject.

The FRB may set capital requirements higher than the minimums noted above for holding companies whose circumstances warrant it. For example, bank holding companies experiencing or anticipating significant growth may be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the FRB has indicated that it will consider a "Tangible Tier 1 Capital Leverage Ratio", which would deduct all intangibles and other indicia of capital strength in evaluating proposals for expansion or new activities.

The Bank is subject to similar risk-based and leverage capital requirements adopted by the OCC. Local was in compliance with the applicable minimum capital requirements as of December 31, 2001.

Failure to meet capital requirements could subject Local to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business, which are described immediately below.

FDICIA. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions - well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized - and requires Federal bank regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements based on these categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Unless a bank is well-capitalized, it is subject to restrictions on its ability to offer brokered deposits and on certain other aspects of its operations. An undercapitalized bank must develop a capital restoration plan and its parent bank holding company must guarantee the bank's compliance with the plan up to the lesser of 5% of a bank's assets at the time it became undercapitalized and the amount needed to comply with the plan.

As of December 31, 2001, Local was well-capitalized, based on the prompt corrective action ratios and guidelines described above. It should be noted, however, that a bank's capital category is determined solely for the purpose of applying the OCC's, or the FDIC's, prompt corrective action regulations and that the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects.

Dividend Restrictions. Federal and state statutory provisions limit the amount of dividends that Local can pay to Local Financial without regulatory approval. Dividend payments by national banks are limited to the lesser of:

- the level of undivided profits; and

- absent regulatory approval, an amount not in excess of net income for the current year combined with retained net income for the preceding two years.

At the beginning of the calendar year 2002, approximately $17.2 million of the total stockholders' equity of Local was available for payment of dividends to Local Financial without regulatory approval.

In addition, Federal bank regulatory authorities have authority to prohibit Local from engaging in an unsafe or unsound practice in conducting business. The payment of dividends, depending upon Local's financial condition at the time of the proposed dividend payment, could be deemed to constitute an unsafe or unsound practice. Local's ability to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines.

Deposit Insurance Assessments. The deposits of Local are insured up to regulatory limits by the FDIC, and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund (the "BIF"), which is administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (1) the bank's capitalization and (2) supervisory evaluations provided to the FDIC by the institution's primary Federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC. The annual insurance premiums on bank deposits insured by the BIF currently vary between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest capital and supervisory evaluation categories.

Interstate Banking and Branching. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act ("Interstate Act"), subject to certain concentration limits and other requirements:

- bank holding companies, such as Local Financial, are permitted to acquire banks and bank holding companies located in any state;
- any bank that is a subsidiary of a bank holding company is permitted to receive deposits, renew time deposits, close loans, service loans and receive loan payments as an agent for any other bank subsidiary of that bank holding company; and
- banks are permitted to acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states and establishing de novo branch offices in other states. The ability of banks to acquire branch offices through purchase or opening of other branches is contingent, however, on the host state having adopted legislation "opting in" to those provisions of the Interstate Act. In addition, the ability of a bank to merge with a bank located in another state is contingent on the host state not having adopted legislation "opting out" of that provision of the Interstate Act.

Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company, unless the FRB has been notified and has not objected to the transaction. Under a rebuttable presumption established by the FRB, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Local Financial, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

In addition, a company is required to obtain the approval of the FRB under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of any class of outstanding common stock of a bank holding company, or otherwise obtaining control or a "controlling influence" over that bank holding company.

The Gramm-Leach-Bliley Act. In November 1999, the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the "GLBA") was signed into law, which allows bank holding companies to engage in a wider range of nonbanking activities, including greater authority to engage in securities and insurance activities. Under the GLBA, a bank holding company that elects to become a financial holding company may engage in any activity that the FRB, in consultation with the Secretary of the Treasury, determines by regulation or order is (1) financial in nature, (2) incidental to any such financial activity, or (3) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The GLBA makes significant changes in U.S. banking law, principally by repealing the restrictive provisions of the 1933 Glass-Steagall Act. The GLBA specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment, or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the FRB under section 4(c)(8) of the Bank Holding Company Act. The GLBA does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are well-capitalized, well-managed and have at least a satisfactory rating under the Community Reinvestment Act.

National banks are also authorized by the GLBA to engage, through "financial subsidiaries", in any activity that is permissible for a financial holding company (as described above) and any activity that the Secretary of the Treasury, in consultation with the FRB, determines is financial in nature or incidental to any such financial activity, except (1) insurance underwriting, (2) real estate development or real estate investment activities (unless otherwise permitted by law), (3) insurance company portfolio investments and (4) merchant banking. The authority of a national bank to invest in a financial subsidiary is subject to a number of conditions, including, among other things, requirements that the bank must be well-managed and well-capitalized (after deducting from the bank's capital outstanding investments in financial subsidiaries). The GLBA provides that state banks may invest in financial subsidiaries (assuming they have the requisite investment authority under applicable state law) subject to the same conditions that apply to national bank investments in financial subsidiaries.

The GLBA also contains a number of other provisions that will affect Local Financial's operations and the operations of all financial institutions. One of the new provisions relates to the financial privacy of consumers, authorizing federal banking regulators to adopt rules that will limit the ability of banks and other financial entities to disclose non-public information about consumers to non-affiliated entities. These limitations will likely require more disclosure to consumers, and in some circumstances will require consent by the consumer before information is allowed to be provided to a third party.

The FRB and the OCC are expected to adopt additional regulations for implementation of the GLBA.

Future Legislation. Changes in U.S. or state laws and regulations relating to banks and other financial institutions can affect the operating environment of bank holding companies and their subsidiaries in substantial and unpredictable ways. Local Financial cannot accurately predict whether legislation will ultimately be enacted, and, if enacted, the ultimate effect that it, or implementing regulations, would have upon Local Financial's financial condition or results of operations.

Taxation—Federal

General. The Company and the Bank are subject to federal income taxation under the Code in the same general manner as other corporations with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to the Bank. The Company's and its subsidiaries' consolidated federal income tax returns have been audited or closed without audit by the Internal Revenue Service ("IRS") through tax year 1993.

Method of Accounting. For federal income tax purposes, the Company and the Bank currently report income and expenses on the accrual method of accounting and use a tax year ending December 31 for filing consolidated federal income tax returns.

Bad Debt Reserves. Prior to the Small Business Protection Act of 1996 (the "1996 Act"), the Bank was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at the Bank's taxable income. As a result of the 1996 Act, the Bank must use the specific chargeoff method in computing its bad debt deduction beginning with its 1996 Federal tax return. In addition, the 1996 Act requires the recapture (over a six year period) of the excess of tax bad debt reserves at June 30, 1996 over those established as of June 30, 1988. The amount of the Bank's reserves subject to recapture as of December 31, 2001 amounted to approximately $3.3 million.

Taxable Distributions and Recapture. Prior to the 1996 Act, bad debt reserves created prior to July 1, 1988 were subject to recapture into taxable income should the Bank fail to meet certain thrift asset and definitional tests. Federal legislation eliminated these thrift related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should the Bank make certain non-dividend distributions or cease to maintain a bank charter.

At December 31, 2001, the Bank's total federal pre-1988 reserves was approximately $15.9 million. This reserve reflects the cumulative effects of federal tax deductions by the Bank for which no Federal income tax provision has been made.

Minimum Tax. The Code imposes an alternative minimum tax ("AMT") at a rate of 20% on a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI"). The AMT is payable to the extent such AMTI is in excess of an exemption amount. Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. At December 31, 2001, the Company and the Bank had no alternative minimum tax credits available for carryover.

Corporate Dividends-Received Deduction. The Company may exclude from its income 100% of dividends received from the Bank, as a member of the same affiliated group of corporations. The corporate dividends-received deduction is 80% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, and corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received or accrued on their behalf.

Taxation—State and Local

Oklahoma State Taxation. The Company and the Bank are subject to an annual Oklahoma corporate income tax of 6% of their federal taxable income as computed under the Code, subject to certain prescribed adjustments. In addition to the Oklahoma corporate income tax, the Company and the Bank are subject to an annual Oklahoma franchise tax, which is imposed at a rate of 0.125% on the capital used, invested or employed in Oklahoma, with a maximum franchise tax equal to $20,000 per annum. At December 31, 2001, the Company had approximately $82.0 million of net operating loss carryforwards available for Oklahoma state income tax purposes. The state net operating loss carryforwards expire in varying amounts between 2011 and 2014.

Delaware State Taxation. As a Delaware holding company not earning income in Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the state of Delaware. The Delaware franchise tax is based on the Company's authorized capital stock or on its assumed par and no-par capital, whichever yields a lower result. Under the authorized capital method, each share is taxed at a graduated rate based on the number of authorized shares with a maximum aggregate tax of $150,000 per year. Under the assumed par value capital method, Delaware taxes each $1,000,000 of assumed par-capital at the rate of $200.

Personnel

As of December 31, 2001, the Company (on a consolidated basis) has 768 full-time employees and 99 part-time employees. The employees are not represented by a collective bargaining agreement and the Company believes that it has good relations with its employees.

Forward Looking Statements

Certain statements contained in this Annual Report on Form 10-K which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the "Act"), including, without limitation, the statements specifically identified as forward-looking statements within this document. In addition, certain statements in future filings by the Company with the SEC, in press releases, and in oral and written statements made by or with the approval of the Company which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items, (ii) statements of plans and objectives of the Company or its management or Board of Directors, including those relating to products or services, (iii) statements of future economic performance and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

In particular, this Annual Report on Form 10-K contains forward-looking statements which include but are not limited to: management's efforts to direct the Company's operations and implement new initiatives; the adequacy of the allowance for credit losses; interest rate risk management; and the effect of legal proceedings on the Company's consolidated financial position, liquidity or results of operations.

Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the strength of the U.S. economy in general and the strength of the local economies in which operations are conducted; (ii) the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the FRB; (iii) inflation, interest rate, market and monetary fluctuations; (iv) the timely development of and acceptance of new products and services and perceived overall value of these products and services by users; (v) the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company's market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the internet; (vi) changes in consumer spending, borrowing and savings habits; (vii) technological changes; (viii) acquisitions and integration of acquired businesses; (ix) the ability to increase market share and control expenses; (x) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Company and its subsidiaries must comply; (xi) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board; (xii) changes in the Company's organization, compensation and benefit plans; (xiii) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and (xiv) the success of the Company at managing the risks involved in the foregoing.

Such forward-looking statements speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

ITEM 2. PROPERTIES

Offices and Other Material Properties

The following table provides information on the Company's consolidated branch network as of December 31, 2001:

Oklahoma City Metro:

Bethany Office
7723 N.W. 23rd Street
Bethany, OK 73008
Owned

Corporate Headquarters
3601 N.W. 63rd Street
Oklahoma City, OK 73116
Owned

Crown Heights Office
4716 North Western Avenue
Oklahoma City, OK 73118
Owned

Downtown Office
100 West Park Avenue
Oklahoma City, OK 73102
Leased

Edmond Office
301 South Bryant #A100
Edmond, OK 73034
Leased

Santa Fe Office
412 South Santa Fe
Edmond, OK 73003
Owned

May Avenue Office
5701 North May Avenue
Oklahoma City, OK 73112
Owned

Midwest City Office
414 North Air Depot
Midwest City, OK 73110
Owned

Moore Office
513 N.E. 12th Street
Moore, OK 73160
Owned

Norman Office
2403 West Main Street
Norman, OK 73069-6499
Leased

Penn South Office
8700 South Pennsylvania
Oklahoma City, OK 73159
Owned

Portland Office
1924 North Portland Avenue
Oklahoma City, OK 73107
Owned

Quail Creek Office
12241 North May Avenue
Oklahoma City, OK 73120
Owned

Springbrook Office
6233 N.W. Expressway
Oklahoma City, OK 73132
Owned

Yukon Office
1203 Cornwell
Yukon, OK 73099
Leased

Tulsa:

Downtown Office
111 West 5th Street
Tulsa, OK 74103
Leased

Harvard Office
3332 East 51st Street #100
Tulsa, OK 74135
Leased

Hudson Office
5801 East 41st Street #300
Tulsa, OK 74135
Leased

Lewis Office
2250 East 73rd Street #120
Tulsa, OK 74136
Owned

Memorial Office
8202 East 71st Street
Tulsa, OK 74133
Leased

Yale Office[1]
1951 South Yale
Tulsa, OK 74112
Leased

Other Locations:

Ardmore Office
313 West Broadway
Ardmore, OK 73401
Owned

Broken Arrow Office
3359 South Elm Place
Broken Arrow, OK 74012
Leased

Chandler Office
1804 East First Street
Chandler, OK 74834
Owned

Chickasha Office
628 Grand Avenue
Chickasha, OK 73018
Owned

Claremore Office
1050 N. Lynn Riggs Blvd.
Claremore, OK 74017
Owned

Clinton Office
1002 West Frisco
Clinton, OK 73601
Owned

Commerce Office
101 N. Mickey Mantle Blvd.
Commerce, OK 74339
Owned

Duncan Downtown Office
1006 West Main Street
Duncan, OK 73533
Owned

Duncan North Office
2210 North Highway 81
Duncan, OK 73533
Owned

Elk City Office
200 East Broadway Avenue
Elk City, OK 73644
Owned

Grove Office
100 East Third
Grove, OK 74344
Owned

Guthrie Office
120 North Division Street
Guthrie, OK 73044
Owned

Lawton Downtown Office
1 S.W. 11th Street
Lawton, OK 73501
Leased

Lawton Mall Office
#10 Central Mall
Lawton, OK 73501
Leased

Lawton Financial Centre
6425 N.W. Cache Road
Lawton, OK 73505
Owned

Lawton Lee Blvd.
1420 West Lee Blvd.
Lawton, OK 73501
Owned

Lawton Cache Road Office
2601 Cache Road
Lawton, OK 73505
Leased

Lindsay Office
420 South Main
Lindsay, OK 73052
Owned

Miami Office
123 East Central
Miami, OK 74354
Owned

Monkey Island Office
56371 East Hwy 125, Suite 1
Afton, OK 74331
Leased

Muskogee Office
2401 East Chandler
Muskogee, OK 74403
Leased

Owasso Office
201 East 2nd Street
Owasso, OK 74055
Owned

Pauls Valley Office
700 West Grant
Pauls Valley, OK 73075
Owned

Purcell Office
430 West Lincoln Street
Purcell, OK 73080
Owned

Sand Springs Office
800 East Charles Page Blvd.
Sand Springs, OK 74063
Leased

Sapulpa Office 911 East Taft Sapulpa, OK 74066 Owned	Springs Village Office 3973 South Highway 97 Sand Springs, OK 74063 Leased	Shawnee Office 2512 North Harrison Shawnee, OK 74801 Owned	Sulphur Office 2009 West Broadway Sulphur Office Owned
Weatherford, OK 73096 109 East Franklin Weatherford, OK 73096 Owned			

(1) The Bank owns the building and leases the land for this facility.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in litigation with the U. S. Government. The litigation relates to an assistance agreement entered into by the Company with the FDIC in connection with our acquisition of a federal savings bank in 1988. The FDIC estimated the Company's liability under the assistance agreement to be approximately $23 million as of December 31, 2000 and such amount continues to accrue interest. Prior to the purchase of the Company in 1997 from its two prior owners, a reserve account was established relating to amounts that may be owed under the assistance agreement. This reserve account has a current balance of approximately $7.7 million. As part of the purchase of the Company in 1997, $10 million of the purchase price was deposited by the Company into an escrow account, which remains on deposit. Any amounts the Company may ultimately owe to the U. S. Government will be paid first from these two accounts. If the amounts in these two accounts are not sufficient to satisfy the Company's obligations to the U. S. Government, the prior owners have contractually agreed to pay the difference. Under the agreement with the prior owners, they may not settle the litigation with the U. S. Government unless, at the same time, they deliver sufficient funds to pay any difference owed to the U. S. Government. The U. S. Government rejected a settlement offer the Company made in 1999. A subsequent settlement offer was communicated by the Company to the U.S. Government in December of 2001. The U.S. Government responded with a request for more information. The Company complied with their additional requests and is waiting for the U.S. Government to accept or reject the new settlement offer. If the case is not settled and the U. S. Government obtains a final non-appealable judgment, the prior owners are contractually obligated to pay any difference owed to the U. S. Government within 30 days of the judgment. No trial date has been set.

In the ordinary course of business, the Company is subject to other legal actions and complaints. Management, after consultation with legal counsel, and based on available facts and proceedings to date, believes the ultimate liability, if any, arising from such legal actions or complaints, will not have a material adverse effect on the Company's consolidated financial position or future results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter of the fiscal year covered by this annual report to a vote of the Company's security holders.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth the name and age of each executive officer, his principal position with the Company, and the year he became an officer.

Name	Age	Officer Since	Position
Edward A. Townsend	59	1997	Chief Executive Officer
Jan A. Norton	55	1997	President
Robert L. Vanden	54	1990	Executive Vice President of the Bank
Richard L. Park	70	1997	Executive Vice President, Chief Financial Officer
Christopher C. Turner	43	1983	Executive Vice President of the Bank
James N. Young	53	1998	Executive Vice President, President Tulsa Region, Manager of Commercial Lending of the Bank
Harold A. Bowers	58	1998	Executive Vice President, Chief Credit Officer of the Bank
William C. Lee	62	1998	Executive Vice President Operations Division of the Bank
Kenneth K. McIlhaney	58	2000	Executive Vice President of the Bank
K. Randy Roper	42	1998	Executive Vice President, President Oklahoma City Region of the Bank

Biographical information regarding Messrs. Edward A. Townsend and Jan A. Norton are incorporated herein by reference to the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report. Biographical information regarding Messrs. Robert L. Vanden, Richard L. Park, Christopher C. Turner, James N. Young, Harold A. Bowers, William C. Lee, Kenneth K. McIlhaney and K. Randy Roper are set forth below.

The executive officers serve until their successors are elected and qualified. No executive officer is related to any director or other executive officer of the Company by blood, marriage or adoption. There are no arrangements or understandings between any director of the Company and any other person pursuant to which such person was elected an executive officer.

Robert L. Vanden. Mr. Vanden was elected as a director of the Bank immediately following consummation of the private placement. In addition, Mr. Vanden began serving as Executive Vice President of the Bank upon consummation of the private placement. In June 2000, he assumed the duties as director of Central Oklahoma Habitat for Humanity, a non-profit organization. From January 1997 until September 1997, Mr. Vanden served as President and Chief Executive Officer of the Bank. Since February 1990 through December 1996, Mr. Vanden served as Executive Vice President of the Bank in charge of wholesale commercial lending. Prior to joining the Bank in February 1990, Mr. Vanden served as Executive Vice President of the Richard Gill Company and Gill Savings.

Richard L. Park. Mr. Park began serving as Executive Vice President and Chief Financial Officer of the Company and the Bank in charge of finance following consummation of the private placement in September 1997. Mr. Park served as Chief Financial Officer of Green Country Bank from October 1996 until it was acquired by the Company. From January 1991 through May 1996, Mr. Park was Chief Financial Officer of Western Farm Credit Bank in Sacramento, California, the Eleventh District Bank in the Federal Farm Credit System. Mr. Park is a Certified Public Accountant.

Christopher C. Turner. Mr. Turner has served as Executive Vice President of the Bank in charge of residential and consumer lending, branch administration and marketing since October 1996. Prior to October 1996, Mr. Turner held various positions in the bank including Internal Audit Director, Marketing Director and Director of Branch Administration. Mr. Turner joined Local in November 1980.

James N. Young. Mr. Young serves as President, Tulsa Region and Manager of Commercial Lending for the Tulsa and Oklahoma City markets. From 1973 to 1994, Mr. Young served in various commercial lending capacities with Bank of Oklahoma in both Tulsa and Oklahoma City, his last assignment being President, Oklahoma City. From 1994 to January 1998, he served as Senior Commercial Lending Manager for BankIV and its successors, Boatmen's Bank and NationsBank in Oklahoma City. His last position with NationsBank was President, Oklahoma City, and Senior Commercial Lending Manager for the state of Oklahoma. Mr. Young joined Local in February 1998.

Harold A. Bowers. Mr. Bowers serves as Executive Vice President and Chief Credit Officer. After serving four years as an officer in the United States Air Force, Mr. Bowers started his banking career with Liberty National Bank, Oklahoma City, Oklahoma. From 1970 to 1980 he served in various credit capacities ultimately serving six years as Manager of Loan Administration. In 1980 and 1981, he managed the Credit Department for Bank of Oklahoma, Tulsa, Oklahoma. From 1981 to 1998, Mr. Bowers served with NationsBank and its predecessor banks with both senior credit and commercial lending management responsibilities. Mr. Bowers joined Local in May 1998.

William C. Lee. Mr. Lee serves as Executive Vice President and is the Bank's principal Operations Officer. Prior to joining the Bank, he was Executive Vice President and Chief Financial Officer of the Annuity Board of the Southern Baptist Convention, a pension and insurance management company, joining that institution in July 1991. Mr. Lee is a Certified Public Accountant. Mr. Lee joined Local in May 1998.

Kenneth K. McIlhaney. Mr. McIlhaney serves as Executive Vice President in charge of Community Banking. Mr. McIlhaney began his banking career in 1972, serving as Executive Vice President of United Oklahoma Bank and later serving as President of First Bank and Trust Company of Duncan, and City National Bank and Trust Company of Oklahoma City, Oklahoma. Mr. McIlhaney served in various executive officer positions at Union Bank and Trust Company of Oklahoma City, Oklahoma, from 1979 to 2000, including serving as President and Chief Executive Officer for ten years immediately prior to joining Local in February 2000.

K. Randy Roper. Mr. Roper serves as President of the Oklahoma City Region. From 1982 to 1998, Mr. Roper served in various capacities for First National Bank of Oklahoma City and its successors, First Interstate Bank of Oklahoma, N.A., Boatmen's First National Bank of Oklahoma and NationsBank specializing in energy and commercial finance. Mr. Roper completed his tenure at NationsBank as President, Oklahoma City. Mr. Roper joined Local in December 1998.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following table sets forth the range of high and low closing prices for the period indicated:

	Years Ended December 31,			
	2001		2000	
	High	Low	High	Low
First quarter	$ 13.63	$ 12.25	$ 10.63	$ 7.50
Second quarter	14.65	12.12	9.63	7.44
Third quarter	15.60	12.00	11.19	8.06
Fourth quarter	14.12	12.06	13.13	10.13

The Company's Common Stock began trading on April 22, 1998. It trades on the Nasdaq National Market System under the symbol "LFIN". On February 27, 2002, there were approximately 32 holders of record of the Company's Common Stock.

The Company has not paid and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company's principal source of funds to pay cash dividends on its Common Stock would be cash dividends from the Bank. There are certain statutory limitations on the payment of dividends by national banks. At the beginning of the calendar year 2002, approximately $17.2 million was available for payment of dividends by the Bank to the Company under these restrictions without regulatory approval. See "Item 1. Business - Regulation and Supervision".

ITEM 6. SELECTED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Data)

The selected consolidated financial data of the Company set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company, including the related Notes, included elsewhere in this report.

	December 31,				
	2001	2000	1999	1998	1997
Statement of Financial Condition and Other Data:					
Total assets	$ 2,820,051	$ 2,377,011	$ 2,381,607	$ 2,128,979	$ 1,881,365
Cash and due from banks	50,791	39,571	48,122	27,180	34,152
Loans receivable, net	1,972,145	1,848,876	1,685,550	1,362,272	953,470
Securities available for sale	193,736	354,048	529,230	570,964	518,107
Securities held to maturity	430,956	-	-	-	-
Nonperforming assets(1)	9,627	10,903	7,536	4,270	921
Deposits	1,809,362	1,931,793	1,848,340	1,668,074	1,602,533
Securities sold under agreements to repurchase	38,694	38,214	-	-	-
Senior notes payable	21,545	41,160	75,250	80,000	80,000
FHLB advances	728,205	190,028	302,035	220,033	80,136
Trust preferred securities	40,250	-	-	-	-
Stockholders' equity	163,536	156,271	128,294	118,806	82,625
Number of full service customer facilities	51	51	51	50	41
Approximate number of full-time equivalent employees	818	810	777	694	525

	For the Years Ended December 31,					
	2001	2000	1999	1998	1997	
					(unaudited)	(13)
Operations Data:						
Interest and dividend income	$ 193,138	$ 190,202	$ 168,298	$ 147,204	$ 188,768	
Interest expense	104,644	111,852	94,787	92,438	137,022	
Net interest and dividend income	88,494	78,350	73,511	54,766	51,746	
Provision for loan losses	(5,400)	(2,700)	(2,000)	(1,450)	(44,272)	(2)
Net interest income after provision for loan losses	83,094	75,650	71,511	53,316	7,474	
Noninterest income (loss)	21,100	17,933	18,542	14,782	(126,458)	(3)
Noninterest expense	61,720	54,516	55,177	39,407	42,569	
Income (loss) before provision (benefit) for income taxes and extraordinary item	42,474	39,067	34,876	28,691	(161,553)	
Provision (benefit) for income taxes	14,367	14,331	12,627	10,254	(52,362)	
Income (loss) before extraordinary item	28,107	24,736	22,249	18,437	(109,191)	
Extraordinary item, net of tax	(1,630)	(922)	(257)	-	-	
Net income (loss)	$ 26,477	$ 23,814	$ 21,992	$ 18,437	$ (109,191)	
Earnings (loss) per share:						
Income (loss) before extraordinary item:						
Basic (4)	$ 1.38	$ 1.20	$ 1.08	$ 0.90	$ (6.52)	
Diluted (4)	$ 1.34	$ 1.20	$ 1.08	$ 0.89	$ (6.52)	
Net income (loss):						
Basic (4)	$ 1.30	$ 1.16	$ 1.07	$ 0.90	$ (6.52)	
Diluted (4)	$ 1.26	$ 1.16	$ 1.07	$ 0.89	$ (6.52)	

	At or For the Years Ended December 31,					
	2001	2000	1999	1998	1997	
					(unaudited)	(13)
Performance Ratios(5):						
Return on assets	1.01%	1.00%	0.99%	0.93%	(4.35)%	
Return on common equity	15.65	17.18	17.65	17.73	(117.17)	
Dividend payout ratio(6)	-	-	-	-	-	
Net interest spread(7)	3.11	2.95	3.02	2.57	1.91	
Net interest margin(8)	3.53	3.44	3.46	2.91	2.13	
Noninterest expense to average assets(9)	2.30	2.24	2.41	1.90	1.64	
Efficiency ratio(10)	55.41	55.60	58.76	54.61	64.46	
Capital Ratios of the Company (11):						
Leverage capital	6.63	5.61	4.71	N/A	N/A	
Core capital	9.24	7.74	6.81	N/A	N/A	
Total capital	10.49	9.00	8.07	N/A	N/A	
Capital Ratios of the Bank (12):						
Leverage or tangible	7.28	7.30	7.93	7.61	6.89	
Core	10.16	10.08	11.48	7.63	6.98	
Total or risk-based	11.41	11.34	12.74	13.08	14.14	
Asset Quality Ratios:						
Nonperforming assets to total assets at end of period(1)	0.34	0.46	0.32	0.20	0.05	
Nonperforming loans to total loans at end of period(1)	0.39	0.53	0.40	0.26	0.06	
Allowance for loan losses to total loans at end of period	1.38	1.51	1.65	2.00	2.09	
Allowance for loan losses to nonperforming loans at end of period(1)	3.58x	2.83x	4.15x	7.80x	32.72x	

(1) Nonperforming loans consist of nonaccrual loans and loans delinquent 90 days or more but still accruing interest, and nonperforming assets consist of nonperforming loans, real estate acquired through foreclosure or deed-in-lieu thereof and repossessions, net of writedowns and reserves.

(2) Primarily reflects provisions established by management to cover realized and inherent losses with respect to the Company's portfolio of indirect automobile receivables which were sold as of December 31, 1997.

(3) Primarily reflects losses incurred by the Company relating to the liquidation or disposition of certain hedging contracts and the disposition of investment securities and adjustments to reflect market values.

(4) Net income per share and dividends per share are based upon the weighted average number of shares outstanding during the period. For the years ended December 31, 2001, 2000, 1999, 1998 and 1997, the weighted average number of shares for basic net income per share are 20,368,028, 20,537,209, 20,537,209, 20,431,698 and 16,754,795, respectively. Basic and diluted shares are the same for each year except 2001 wherein diluted shares are 20,966,531. See also Note 1 of the Notes to Consolidated Financial Statements in Item 8 hereof.

(5) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods presented.

(6) The dividend payout ratio represents dividends declared per share divided by net income per share. The Company does not presently pay dividends.

(7) Net interest spread represents the difference between the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

(8) Net interest margin represents net interest income divided by average interest-earning assets.

(9) Noninterest expense excludes the amortization of intangibles.

(10) Represents noninterest expense (exclusive of amortization of intangibles) divided by the aggregate of net interest income before provision for loan losses and noninterest income (exclusive of gains and losses on sales of assets).

(11) Prior to the Company becoming a bank holding company during the year ended December 31, 1999, the Company was not subject to capital requirements as a savings and loan holding company.

(12) The Bank became subject to Office of the Comptroller of the Currency ("OCC") regulatory authority in May 1999. Data presented as of December 31, 2001, 2000 and 1999 is based on OCC regulatory requirements while data as of prior periods is based on Office of Thrift Supervision ("OTS") regulatory requirements. In calculating leverage capital, the OCC uses total average assets while the OTS uses tangible assets. In calculating core capital, the OCC uses risk-weighted assets while the OTS uses adjusted tangible assets. See "Business—Regulation and Supervision" in Item 1 hereof for information with respect to the Bank's regulatory capital requirements.

(13) In June 1998, the Company changed its fiscal year end from June 30 to December 31.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, included in Item 8 hereof.

Changes in Financial Condition

GENERAL

Local Financial's primary asset is the capital stock of the Bank. In pursuit of management's growth strategy, the Bank has shifted its activities from those of a traditional savings and loan to those generally associated with a commercial bank. On May 11, 1999, the Bank converted from a savings bank to a national banking association. The Bank has increased its commercial and consumer lending and expects further increases in those areas. The Bank also has targeted increases in non-interest income and increases in direct consumer lending. During the fourth quarter of 2001, the Company took steps to strengthen its regulatory capital position through the issuance of 1.6 million shares of 9.00% Trust Preferred Securities. See Note 10 of the Notes to Consolidated Financial Statements in Item 8 hereof and "Business – Sources of Funds – Capital Issuances" in Item 1 hereof. The Trust Preferred Securities qualify for Tier I capital treatment from the Federal Reserve.

The Bank's business strategy is to provide its customers with a range of banking products and services of a regional bank while retaining the appeal and level of individualized service of a community bank. Management believes that as a result of the Company's strong commitment to highly personalized relationship-oriented customer service, its varied products, its strategic branch locations and the long-standing community presence of its managers, lending officers and branch personnel, it is well positioned to attract new customers and to increase its market share of loans and deposits.

Changes in Financial Condition from December 31, 2000 to December 31, 2001

Cash and Cash Equivalents. Cash and cash equivalents (consisting of cash, cash due from banks and interest-bearing deposits with other banks) amounted to $60.5 million and $44.0 million at December 31, 2001 and December 31, 2000, respectively. The Company manages its cash and cash equivalents based upon the Company's operating, investing and financing activities. See "—Liquidity and Capital Resources".

Securities. The Company views the securities available for sale as a source of asset liquidity. Liquidity is derived from this source by receipt of interest and principal payments and prepayments; by the ability to sell these securities at market prices; and by utilizing unpledged securities as collateral for borrowings. Securities are identified as either held for maturity or available for sale, based on various factors including asset/liability management strategies, liquidity and profitability objectives, and regulatory requirements. Held for maturity securities are carried at cost, adjusted for amortization of premiums or accretion of discounts. Amortization or accretion of mortgage-backed securities is periodically adjusted for estimated prepayments. Available for sale securities are those that may be sold prior to maturity based upon asset/liability management decisions. Securities identified as available for sale are carried at fair value. Unrealized gains or losses on available for sale securities, less applicable deferred taxes, are recorded as accumulated other comprehensive income in stockholders' equity.

During 2001, Local Financial Corporation's securities portfolio increased by $270.6 million. In December 2001, the Company reclassified $431.0 million or 69.0% of its total securities portfolio as held for maturity including some of its single family loans which were securitized during 2000. The Company had a net unrealized gain, net of tax, of $4.1 million in its available for sale securities portfolio at December 31, 2001 compared to a net unrealized gain, net of tax, of $4.6 million at December 31, 2000.

The following table sets forth information regarding the carrying and market value of the Company's securities at the dates indicated (dollars in thousands):

	December 31,					
	2001		2000		1999	
	Carrying Value	Market Value	Carrying Value	Market Value	Carrying Value	Market Value
Available for sale:						
Collateralized mortgage obligations	$ 193,736	$ 193,736	$ 224,254	$ 224,254	$ 494,747	$ 494,747
Mortgage pass-through securities	-	-	95,676	95,676	12,410	12,410
U.S. Government and agency securities	-	-	33,663	33,663	21,533	21,533
Municipal securities	-	-	455	455	540	540
	$ 193,736	$ 193,736	$ 354,048	$ 354,048	$ 529,230	$ 529,230
Held to maturity:						
Collateralized mortgage obligations	$ 355,637	$ 355,769	$ -	$ -	$ -	$ -
Mortgage pass-through securities	75,140	77,030	-	-	-	-
Municipal securities	179	179	-	-	-	-
	430,956	432,978	-	-	-	-
	$ 624,692	$ 626,714	$ 354,048	$ 354,048	$ 529,230	$ 529,230

Loans Receivable. Net loans receivable amounted to $2.0 billion and $1.8 billion at December 31, 2001 and 2000, respectively. Net loans receivable increased by $123.3 million or 6.7% during the year ended December 31, 2001. In keeping with its strategy, the Bank grew its commercial lending portfolio but at a slower rate than prior years. The total commercial lending portfolio grew from $1.4 billion at December 31, 2000 to $1.6 billion at December 31, 2001. Management intends to continue its controlled growth in lending with the primary focus being on commercial lending activities that enable the Bank to provide other banking services to the customers. For additional information, see "Business—Lending Activities" in Item 1 hereof and Note 4 of the Notes to Consolidated Financial Statements in Item 8 hereof.

Contractual Principal Repayments and Interest Rates. The following table sets forth scheduled contractual amortization of the Company's total loan portfolio at December 31, 2001, as well as the dollar amount of such loans which are scheduled to mature after one year which have fixed or adjustable interest rates. Demand loans, loans having no schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less (dollars in thousands):

	Total at December 31, 2001[(1)]	Principal Repayments Contractually due In Years Ended December 31,					
		2002	2003	2004	2005	2006	Thereafter
Residential real estate	$ 215,408	$ 31,269	$ 12,623	$ 12,422	$ 12,381	$ 14,702	$132,011
Commercial	1,593,432	387,893	229,196	152,155	142,118	156,823	525,247
Consumer	190,926	48,329	28,410	24,833	20,148	16,413	52,793
Total[(1)]	$ 1,999,766	$467,491	$270,229	$189,410	$174,647	$187,938	$710,051

(1) Of the $1.5 billion of loan principal repayments contractually due after December 31, 2002, $763.7 million have fixed rates of interest and $768.5 million have adjustable rates of interest. All are presented net of undistributed loan proceeds.

Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of loans is substantially less than their contractual terms because of prepayments and, in the case of conventional mortgage loans, due-on-sale clauses, which generally give the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially lower than current mortgage loan rates (due to refinancings of adjustable-rate and fixed-rate loans at lower rates).

Nonperforming Assets and Allowance for Loan Losses. Nonperforming assets (consisting of non-accruing loans, accruing loans greater than 90 days delinquent and foreclosed assets) at December 31, 2001 continued at a relatively low rate totaling $9.6 million or .34% of total assets, as compared to $10.9 million or .46% at December 31, 2000. Although the Bank is currently experiencing lower nonperforming asset rates than most of its peers, it anticipates these rates to increase as the slower national economy may have an impact on the Bank's middle-market commercial borrowers who typically have less ability to withstand economic downturns.

The following table presents information on the Company's nonperforming assets at the dates indicated (dollars in thousands):

	December 31,				
	2001	2000	1999	1998	1997
Non-accruing loans	$ 7,687	$ 9,297	$ 5,730	$ 2,203	$ 626
Accruing loans greater than 90 days delinquent:	30	725	1,083	1,374	-
Foreclosed assets	1,910	881	723	693	295
Total nonperforming assets	$ 9,627	$ 10,903	$ 7,536	$ 4,270	$ 921
Total nonperforming assets as a percentage of total assets	0.34%	0.46%	0.32%	0.20%	0.05%

As of December 31, 2001, the Company's allowance for loan loss totaled $27.6 million or 1.38% of total loans. During the fiscal year ended December 31, 2001, the Company's net charge-offs totaled $6.1 million as compared with $2.7 million for the year ended December 31, 2000. The increase in charge-offs was attributable to the affects of the weakening economy on borrower's ability to repay their loans.

The Company's process for determining the adequacy of the allowance is based on a comprehensive analysis of the institution's loan portfolio that considers all significant factors that affect the collectibility. The allowance is maintained at a level that is adequate to absorb all estimated inherent losses in the portfolio as of this date. In addition to historical loss experience, the Company also considers other factors likely to cause estimated credit losses to differ from historical loss experience.

The following table provides information on the Company's allowance for loan losses as of the dates indicated (dollars in thousands):

	Years Ended December 31,				
	2001	2000	1999	1998	1997 (unaudited)
Balance at beginning of period	$ 28,345	$ 28,297	$ 27,901	$ 20,484	$ 5,475
Loans charged off:					
Residential real estate	(805)	(164)	(314)	(31)	(8)
Commercial	(3,606)	(1,725)	(2,397)	(545)	(14)
Consumer	(2,178)	(1,818)	(1,142)	(928)	(29,298)
Recoveries	465	1,055	1,909	187	57
Net loans charged off	(6,124)	(2,652)	(1,944)	(1,317)	(29,263)
Allowances acquired	-	-	340	7,284	-
Provision for loan losses	5,400	2,700	2,000	1,450	44,272
Balance at end of period	$ 27,621	$ 28,345	$ 28,297	$ 27,901	$ 20,484
Allowance for loan losses to total nonperforming loans at end of period	3.58x	2.83x	4.15x	7.80x	32.72x
Allowance for loan losses to total loans at end of period	1.38%	1.51%	1.65%	2.00%	2.09%

The Bank utilizes a consistent systematic process for allocation of reserve dollars within its total loan portfolio. The reserve rates vary based on the perceived risks inherent within the various loan types. Reserve rates are established based on historical portfolio performance as well as specific credit performance.

The following table sets forth information concerning the allocation of the Company's allowance for loan losses by loan category at the dates indicated (dollars in thousands):

	December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent to Total Allowance	Amount	Percent to Total Allowance	Amount	Percent to Total Allowance	Amount	Percent to Total Allowance	Amount	Percent to Total Allowance
Residential real estate	$ 2,313	8.37%	$ 2,777	9.80%	$ 3,332	11.78%	$ 3,311	11.87%	$ 412	2.01%
Commercial	22,021	79.73	21,125	74.53	18,963	67.01	18,798	67.37	10,459	51.06
Consumer	3,287	11.90	4,443	15.67	6,002	21.21	5,792	20.76	6,203	30.28
General unallocated	-	-	-	-	-	-	-	-	3,410	16.65
Total	$ 27,621	100.00%	$ 28,345	100.00%	$ 28,297	100.00%	$ 27,901	100.00%	$ 20,484	100.00%

Other Assets. Other assets rose by $8.8 million from December 31, 2000 to December 31, 2001. The cash value of bank-owned life insurance policies was approximately $37.3 million at December 31, 2001 compared with a balance of approximately $25.3 million at December 31, 2000. This increase resulted from the purchase of $10.0 million as well as a $2.0 million increase in cash surrender value on these policies.

Deposits. At December 31, 2001, deposits totaled $1.8 billion, as compared to $1.9 billion at December 31, 2000. The Bank offers a broad range of products and services to its customers and relies on the quality of those services as well as advertising and competitive pricing policies to attract and retain deposits. The average cost of deposits declined from 5.08% in 2000 to 4.54% in 2001. This decline was attributable to the lower overall rate environment as well as management's decision to further utilize FHLB borrowings as a funding source.

The following table presents the average balance of each deposit type and the average rate paid on each deposit type of the Company for the periods indicated (dollars in thousands):

	Years Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid
Noninterest-bearing deposits	$ 155,598	$ -	-%	$ 140,004	$ -	-%	$ 122,729	$ -	-%
Passbook accounts	66,715	1,754	2.63	69,635	1,994	2.86	75,849	2,219	2.93
NOW and money market accounts	452,971	12,778	2.82	359,831	13,203	3.67	282,386	7,941	2.81
Term certificates	1,145,288	61,094	5.33	1,309,327	73,220	5.59	1,204,661	60,416	5.02
Total deposits	$1,820,572	$ 75,626	4.15%	$1,878,797	$ 88,417	4.71%	$1,685,625	$ 70,576	4.19%

Borrowings. Other than deposits, the Company utilizes advances from the FHLB, and to a lesser extent, securities sold under agreements to repurchase to fund its operations. During 2001, the Company's average balance of advances outstanding at the FHLB were $521.6 million compared with $262.9 million in 2000, as the Company further utilized FHLB borrowings to fund investment securities.

The following table sets forth certain information regarding the borrowings of the Company at or for the dates indicated (dollars in thousands):

	At or For the Years Ended December 31,		
	2001	2000	1999
FHLB of Topeka advances:			
Average balance outstanding	$ 521,628	$ 262,885	$ 292,758
Maximum amount outstanding at any month-end during the year	753,036	326,217	497,178
Balance outstanding at end of year	728,205	190,028	302,035
Average interest rate during the year	4.23%	6.11%	5.09%
Average interest rate at end of year	3.75%	6.44%	5.78%
Securities sold under agreements to repurchase:			
Average balance outstanding	$ 42,987	$ 18,352	$ -
Maximum amount outstanding at any month-end during the year	53,622	38,214	-
Balance outstanding at end of year	38,694	38,214	-
Average interest rate during the year	3.39%	5.85%	-%
Average interest rate at end of year	1.29%	5.92%	-%

Pursuant to the private placement in September 1997, the Company issued $80.0 million of senior notes which are due in September 2004 and which bear interest at the rate of 11.0%, payable semi-annually. During 2001, 2000 and 1999, the Company purchased and retired $19.6 million, $34.1 million and $4.7 million of senior notes, resulting in a $1.6 million, $922,000 and $257,000 extraordinary loss, net of tax, respectively. At December 31, 2001, there were $21.5 million senior notes outstanding. Deferred issuance costs were capitalized and the unamortized balance of $468,000 is reflected in other assets in the Consolidated Statement of Financial Condition. The Company funds the semiannual interest payments through dividends paid to the Company from the Bank. For additional information, see "Business—Sources of Funds—Borrowings" in Item 1 hereof and Note 9 of the Notes to Consolidated Financial Statements in Item 8 hereof.

Stockholders' Equity. Stockholders' equity increased from $156.3 million at December 31, 2000 to $163.5 million at December 31, 2001. The increase in stockholders' equity came primarily as a result of earnings during the period offset by an increase in treasury shares. The Company increased its shares of treasury stock during 2001 as part of a stock repurchase program in which the Company repurchased 1.3 million shares of its common stock at a cost of $17.8 million. The net decline in additional paid-in capital during 2001 of $985,000 was the result of an exercise of 2,000 warrants which were part of the original 591,000 warrants issued in conjunction with the private placement and the repurchase of 335,667 of those warrants by the Company at fair market value during 2001. Accumulated other comprehensive income declined $470,000 during fiscal 2001. At December 31, 2001, the Company and the Bank exceeded all regulatory requirements for capital adequacy. See "—Liquidity and Capital Resources".

Results of Operations

General. The Company's results of operations depend substantially on its net interest and dividend income, which is the difference between interest and dividend income on interest-earning assets, consisting primarily of loans receivable, mortgage-backed and investment securities and various other short-term investments, and interest expense on interest-bearing liabilities, consisting primarily of deposits, FHLB advances, senior notes and trust preferred borrowings. On an ongoing basis, the Company's results of operations will be affected by the level of its noninterest income including deposit related income; loan fees and service charges; net gains (losses) on sales of assets; the level of its noninterest expense, such as compensation and employee benefits, equipment and data processing expense, occupancy expense, advertising expense and professional fees; its provisions for losses on loans resulting from the Company's assessment of the adequacy of its allowance for losses on loans; and provisions for income taxes.

Net Income. The Company reported net income of $26.5 million, $23.8 million and $22.0 million during the years ended December 31, 2001, 2000 and 1999, respectively. Net income increased by $2.7 million or 11.2% during the year ended December 31, 2001, as compared to the year ended December 31, 2000, primarily due to the increase in the net interest and dividend income which came as a result of income earned on the Company's available for sale securities portfolio as well as declining interest expense on interest-bearing liabilities. The extraordinary loss of $1.6 million, $922,000 and $257,000, net of tax, charged to income during the years ended December 31, 2001, 2000 and 1999, respectively, occurred as a result of the Company's purchase and retirement of $19.6 million, $34.1 million and $4.7 million of senior notes.

Net Interest and Dividend Income. Net interest and dividend income is determined by the Company's net interest spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Net interest and dividend income rose in all comparative periods presented as the Company continued to increase its net interest earnings assets (interest-earning assets less interest-bearing liabilities). Average interest-earning assets increased by $230.3 million or 10.1% during 2001 with average loans being the highest yielding asset. Average interest-bearing liabilities also increased by $210.8 million or 10.2% during 2001; however the average cost of those liabilities decreased 81 basis points during 2001. Accordingly, the Company's net interest spread increased from 2.95% for 2000 to 3.11% for 2001. In addition, the Company's net interest margin, which is the ratio of net interest income to average earning assets, increased from 3.44% for 2000 to 3.53% for 2001.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields, (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates, (iii) net interest income, (iv) interest rate spread, and (v) net interest margin. Information is based on average daily balances *during the indicated periods (dollars in thousands)*:

	Years Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets									
Loans receivable(1)	$ 1,914,373	$ 151,950	7.94%	$ 1,817,414	$ 157,648	8.67%	$ 1,577,869	$ 130,869	8.29%
Securities(2)	522,406	36,952	7.07	418,280	29,811	7.13	501,781	34,141	6.80
Other earning assets(3)	70,004	4,236	6.05	40,794	2,743	6.72	46,423	3,288	7.08
Total interest-earning	2,506,783	193,138	7.70%	2,276,488	190,202	8.35%	2,126,073	168,298	7.92%
Noninterest-earning assets	120,098			96,288			93,673		
Total assets	$ 2,626,881			$ 2,372,776			$ 2,219,746		
Liabilities and Stockholders' Equity									
Deposits:									
Transaction accounts(4)	$ 519,686	14,532	2.80%	$ 429,466	15,197	3.54%	$ 358,235	10,160	2.84%
Term certificates of deposit	1,145,288	61,094	5.33	1,309,327	73,220	5.59	1,204,661	60,416	5.02
Total deposits	1,664,974	75,626	4.54	1,738,793	88,417	5.08	1,562,896	70,576	4.52
FHLB advances	521,628	22,045	4.23	262,885	16,329	6.11	292,758	14,901	5.09
Securities sold under agreements to repurchase and other borrowings	46,600	1,640	3.52	18,352	1,073	5.85	-	-	-
Senior notes	36,353	4,298	11.81	50,113	6,033	11.81	78,442	9,310	11.81
Mandatorily redeemable trust preferred securities	11,358	1,035	9.11	-	-	-	-	-	-
Total interest-bearing	2,280,913	104,644	4.59%	2,070,143	111,852	5.40%	1,934,096	94,787	4.90%
Noninterest-bearing liabilities	176,754			164,045			161,059		
Stockholders' equity	169,214			138,588			124,591		
Total liabilities and stockholders' equity	$ 2,626,881			$ 2,372,776			$ 2,219,746		
Net interest-earning assets	$ 225,870			$ 206,345			$ 191,977		
Net interest income/interest rate spread		$ 88,494	3.11%		$ 78,350	2.95%		$ 73,511	3.02%
Net interest margin			3.53%			3.44%			3.46%
Ratio of average interest-earning to average interest-bearing			109.90%			109.97%			109.93%

(1) The average balance of loans receivable includes nonperforming loans, interest on which is recognized on a cash basis, and excludes the allowance for loan losses which is included in noninterest-earning assets.
(2) Includes all securities including the market valuation accounts.
(3) Includes interest bearing deposits, Federal Home Loan Bank of Topeka stock and Federal Reserve Bank stock.
(4) Includes passbook, NOW, and money market accounts.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume) (dollars in thousands):

	Year Ended December 31, 2001 compared to 2000				Year Ended December 31, 2000 compared to 1999				Year Ended December 31, 1999 compared to 1998			
	Increase (Decrease) due to				Increase (Decrease) due to				Increase (Decrease) due to			
	Rate	Volume	Rate/Volume	Total Net Increase (Decrease)	Rate	Volume	Rate/Volume	Total Net Increase (Decrease)	Rate	Volume	Rate/Volume	Total Net Increase (Decrease)
Interest-earning:												
Loans receivable	$ (13,394)	$ 8,411	$ (715)	$ (5,698)	$ 6,000	$ 19,868	$ 911	$ 26,779	$ (432)	$ 34,604	$ (154)	$ 34,018
Securities	(224)	7,421	(56)	7,141	1,621	(5,681)	(270)	(4,330)	(2,567)	(5,490)	336	(7,721)
Securities purchased under agreements to resell	-	-	-	-	-	-	-	-	(3,947)	(3,947)	3,947	(3,947)
Other earning assets	(275)	1,964	(196)	1,493	(166)	(399)	20	(545)	627	(1,655)	(228)	(1,256)
Total net change in income on interest-earning	(13,893)	17,796	(967)	2,936	7,455	13,788	661	21,904	(6,319)	23,512	3,901	21,094
Interest-bearing:												
Deposits:												
Transaction accounts	(3,188)	3,193	(670)	(665)	2,517	2,020	500	5,037	1,473	1,392	293	3,158
Term certificates of deposit	(3,376)	(9,173)	423	(12,126)	6,951	5,249	604	12,804	(4,877)	(2,638)	190	(7,325)
Total deposits	(6,564)	(5,980)	(247)	(12,791)	9,468	7,269	1,104	17,841	(3,404)	(1,246)	483	(4,167)
FHLB advances	(5,219)	16,072	(5,137)	5,716	3,283	(1,520)	(335)	1,428	(795)	9,108	(959)	7,354
Securities sold under agreements to repurchase	(427)	1,652	(658)	567	-	-	1,073	1,073	-	-	-	-
Promissory note payable	-	-	-	-	-	-	-	-	-	-	(678)	(678)
Senior notes	(265)	(1,730)	260	(1,735)	(4)	(3,347)	74	(3,277)	5	(184)	19	(160)
Mandatorily redeemable trust preferred securities	-	-	1,035	1,035	-	-	-	-	-	-	-	-
Total net change in expense on interest-bearing	(12,475)	10,014	(4,747)	(7,208)	12,747	2,402	1,916	17,065	(4,194)	7,678	(1,135)	2,349
Change in net interest and dividend income	$ (1,418)	$ 7,782	$ 3,780	$ 10,144	$ (5,292)	$ 11,386	$ (1,255)	$ 4,839	$ (2,125)	$ 15,834	$ 5,036	$ 18,745

Interest Income. Total interest and dividend income increased by $2.9 million or 1.5% during the year ended December 31, 2001 as compared to the year ended December 31, 2000. Total interest and dividend income increased by $21.9 million or 13.0% during the year ended December 31, 2000 as compared to the year ended December 31, 1999. Interest income grew at a slower rate in 2001 than in prior periods primarily due to the overall decline in economic growth rates which led to slower growth in the Company's commercial loan portfolios. Additionally, market driven rate declines caused a decline in the average yields on loans from 8.67% for 2000 to 7.94% for 2001. Conversely, during the year ended 2000, the Company's average balance of loans receivable increased while rate changes were steady or increasing. Correspondingly, during this period interest income on loans receivable increased as compared to the prior period.

Interest income on securities and other interest-earning assets (which includes mortgage-backed and related securities, including CMOs, U.S. Government and agency securities, FHLB stock and FRB stock) increased by $8.6 million or 26.5% in 2001 as compared with 2000. The increase in interest income on such investments during the year 2001 was attributable to the increase in average balance of such investments as the Company sought to offset the lack of growth in the loan portfolio. During 2000, interest income on securities had declined in comparison to 1999 as a result of the lower average balance of securities during that period.

Interest Expense. Interest expense on deposits, which is the largest component of the Company's interest-bearing liabilities, declined $12.8 million or 14.5% during the year ended December 31, 2001. The decreased expense was a result of both rate and volume declines in the deposit base. As the U.S. economy slowed and rates dropped, the Company's average cost of deposits fell from 5.08% to 4.54%. This coupled with a modest decline in average balance of deposits from $1.74 billion to $1.66 billion was attributable for the overall decline in interest expense. During the year ended December 31, 2000, the Company's interest expense on deposits rose $17.8 million or 25.3% as compared to the same period in 1999. The increase during this period was associated with the corresponding increase in average balance of deposits as well as a 56 basis point increase in the costs of those deposits during 2000.

Interest expense on FHLB advances increased $5.7 million or 35.0% and $1.4 million or 9.6% during the years ended December 31, 2001 and 2000, respectively. The increase in interest expense on FHLB advances during 2001 was attributable to increased borrowings from the FHLB as the Company utilized borrowings as a lower cost source of funds. The average cost of advances during 2001 was 4.23% as compared with 6.11% in the prior year. The $1.4 million increase in interest expense on FHLB advances for the year ended December 31, 2000 was primarily attributable to the 102 basis point increase in the cost of those funds during the year.

Interest expense on securities sold under agreements to repurchase increased $567,000 during 2001 as the Company continues to experience solid growth in its commercial cash sweep account services which it began offering in 2000.

During the periods presented, interest expense on notes payable consisted of interest accrued with respect to the senior notes issued in connection with the 1997 purchase and recapitalization of the Company. During the past three years, the Company has successfully purchased and retired $58.5 million of the original $80.0 million 11% senior notes resulting in the continued decrease in interest expense.

Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on (i) an estimate by management of loan losses that occurred during the current period and (ii) an ongoing adjustment of prior estimates of losses occurring in prior periods. To serve as a basis for making this provision each quarter, the Company maintains an extensive credit risk monitoring process that considers several factors, including among other things, current economic conditions affecting the Company's customers, the payment performance of individual large loans and pools of homogeneous small loans, portfolio seasoning, changes in collateral values, and detailed reviews of specific large loan relationships. For large loans deemed to be impaired due to an expectation that all contractual payments will probably not be received, impairment is measured by comparing the Company's recorded investment in the loan to the present value of expected cash flows discounted at the loan's effective interest rate, the fair value of the collateral or the loan's observable market price. While management endeavors to use the best information available in making its evaluations, future adjustments to the allowance for loan losses may be necessary if economic conditions change substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Bank to recognize additions to its allowance based upon their judgments about information available to them at the time of their examination.

The Company established provisions for loan losses of $5.4 million, $2.7 million and $2.0 million during the years ended December 31, 2001, 2000 and 1999, respectively. During such respective periods, loan charge-offs (net of recoveries) amounted to $6.1 million, $2.7 million and $1.9 million.

Noninterest Income. Total noninterest income amounted to $21.1 million, $17.9 million and $18.5 million during the years ended December 31, 2001, 2000 and 1999, respectively. The components of noninterest income consist of deposit-related income, loan fees and loan service charges, net gains on sale of assets, the increase in the cash surrender value of the bank owned life insurance and other miscellaneous income. The $3.2 million increase in noninterest income in 2001 was due to increases in deposit-related service charges as well as increases in the cash surrender value of bank owned life insurance. During the year ended December 31, 2000, total noninterest income decreased $609,000 or 3.3% as compared to the same period in 1999 as the Bank began to sell its residential loans upon origination.

Noninterest Expense. Total noninterest expense increased $7.2 million or 13.2% during the year ended December 31, 2001. This increase was attributable to increases in compensation and benefits as the Company added personnel to support its growth strategy as well as start-up costs related to new market initiatives. During 2000, total noninterest expense decreased $661,000 or 1.2% as compared to the same period in 1999 due to reductions in advertising and professional fees and, to a lesser extent, a reduction in occupancy costs as the Bank determined it was cost effective to purchase previously leased space as the opportunity became available.

Provision for Income Taxes. During the years ended December 31, 2001, 2000 and 1999, the Company recognized $14.4 million, $14.3 million and $12.6 million, respectively, of provisions for income taxes. At December 31, 2001, the Company had approximately $82.0 million of net operating loss carryforwards available for state income tax purposes. The state net operating loss carryforwards expire in varying amounts between 2011 and 2014. At December 31, 2001, 2000 and 1999, a valuation allowance for all available state net operating loss carryforwards was established as it was determined to be more likely than not that the benefit of the deferred tax asset would not be realized. Historically, the Company has generated income for federal income tax purposes. Based on the Company's current strategy, no valuation allowance for other deferred tax assets has been established as the Company believes it is more likely than not that sufficient income for federal income tax purposes will be realized. See "Business—Taxation—Federal" in Item 1 hereof and Note 12 of the Notes to Consolidated Financial Statements in Item 8 hereof.

Liquidity and Capital Resources

Liquidity. Liquidity refers to the Company's ability to generate sufficient cash to meet the funding needs of current loan demand, savings deposit withdrawals, principal and interest payments with respect to outstanding borrowings and to pay operating expenses. It is management's policy to maintain greater liquidity than required in order to be in a position to fund loan originations, to meet withdrawals from deposit accounts, to make principal and interest payments with respect to outstanding borrowings and to make investments that take advantage of interest rate spreads. The Company monitors its liquidity in accordance with guidelines established by the Company and applicable regulatory requirements. The

Company's need for liquidity is affected by loan demand, net changes in deposit levels and the scheduled maturities of its borrowings. The Company can minimize the cash required during the times of heavy loan demand by modifying its credit policies or reducing its marketing effort. Liquidity demand caused by net reductions in deposits are usually caused by factors over which the Company has limited control. The Company derives its liquidity from both its assets and liabilities. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices and by utilizing unpledged assets as collateral for borrowings. Liquidity is derived from liabilities by maintaining a variety of funding sources, including deposits, advances from the FHLB, securities sold under agreements to repurchase and other short and long-term borrowings.

The Company's liquidity management is both a daily and long-term function of funds management. Liquid assets are generally invested in short-term investments such as overnight money funds and short-term government agency securities. If the Company requires funds beyond its ability to generate them internally, various forms of both short and long-term borrowings provide an additional source of funds. At December 31, 2001, the Company had $371.9 million in available borrowing capacity with the FHLB.

At December 31, 2001, the Company had outstanding loan commitments (including unused lines of credit) for commercial real estate and commercial business loans of $292.5 million. Certificates of deposit which are scheduled to mature or reprice within one year totaled $958.7 million at December 31, 2001, and borrowings that are scheduled to mature within the same period totaled $166.9 million. The Company anticipates that it will have sufficient funds available to meet its current loan commitments and that, based upon past experience and current pricing policies, it can adjust the rates of certificates of deposit to retain a substantial portion of its maturing certificates and also, to the extent deemed necessary, refinance any maturing borrowings.

During the years ended December 31, 2001 and 2000, the Company made interest payments on the senior notes funded through dividends from the Bank. During the years ended December 31, 2001, 2000 and 1999, the Company purchased and retired $19.6 million, $34.1 million and $4.8 million, respectively, of the senior notes which had been issued in connection with the Company's recapitalization in 1997. This move will reduce future interest costs associated with those notes. The senior notes have an annual interest debt service requirement of $2.4 million. During the year ending December 31, 2002, the Company intends to fund the interest payments scheduled to be made on March 1, 2002 and September 1, 2002 through dividends from the Bank.

On December 31, 2001, the Trust began quarterly interest payments on its 9.00% Trust Preferred Securities which had been issued earlier in the year. See "Business – Sources of Funds – Capital Issuances" in Item 1 hereof and Note 10 of the Notes to Consolidated Financial Statements in Item 8 hereof. The Trust Preferred Securities have an annual interest debt service requirement of $3.6 million. During the year ending December 31, 2002, the Company intends to fund the quarterly interest payments through dividends from the Bank.

Capital Resources. During the fourth quarter of 2001, the Trust issued 1,610,000 shares of 9.00% Trust Preferred Securities for an aggregate price of approximately $40.3 million. See "--Liquidity and Capital Resources". The Trust Preferred Securities receive Tier I Capital treatment from the Federal Reserve.

Federally insured institutions such as the Company and the Bank are required to maintain minimum levels of regulatory capital. See "Business—Regulation and Supervision—Capital Requirements" in Item 1 hereof. The following table reflects the Company's and the Bank's actual levels of regulatory capital and applicable regulatory capital requirements at December 31, 2001 (dollars in thousands):

	Minimum Required		Actual		Excess	
	Percent	Amount	Percent	Amount	Percent	Amount
The Company:						
Leverage	4.00%	$ 111,053	6.63%	$ 184,105	2.63%	$ 73,052
Core capital	4.00	79,680	9.24	184,105	5.24	104,425
Total capital	8.00	159,359	10.49	209,038	2.49	49,679
The Bank:						
Leverage	4.00%	$ 110,990	7.28%	$ 201,915	3.28%	$ 90,925
Core capital	4.00	79,503	10.16	201,915	6.16	122,412
Total capital	8.00	159,006	11.41	226,794	3.41	67,788

Inflation and Changing Prices

The Consolidated Financial Statements and related data presented in Item 8 hereof have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars (except with respect to available for sale securities which are carried at market value), without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Contractual Obligations and Commercial Commitments

The following tables present contractual cash obligations and commercial commitments of the Company as of December 31, 2001. See Notes 8, 9, 10 and 13 of the Notes to the Consolidated Financial Statements (dollars in thousands):

	Payments due by Period				
Contractual Cash Obligations	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
FHLB advances	$ 728,205	$ 128,180	$ -	$ 100,000	$ 500,025
Senior notes	21,545	-	21,545	-	-
Mandatorily redeemable trust preferred securities	40,250	-	-	-	40,250
Operating leases	7,953	1,054	1,585	938	4,376
Unconditional purchase obligations:					
Data processing maintenance obligation	1,325	265	530	530	-
Data processing hardware obligation	1,700	1,700	-	-	-
Total contractual cash obligations	$ 800,978	$ 131,199	$ 23,660	$ 101,468	$ 544,651

In order to support strategic objectives, during 2001 management initiated a project to return its mainframe operations to an internally supported function. The Company's mainframe processing has been operated in a data center operated by a third-party servicer. During the first quarter of 2002, the Company plans to bring its mainframe processing in-house. The Company does not anticipate this action will have a material impact on its consolidated financial condition and the contractual obligations are reflected above.

Commercial Commitments	Unfunded Commitments	Amount of Commitment Expiration Per Period: Less than One Year	One to Three Years	Four to Five Years	After Five Years
Lines of credit	$ 206,715	$ 50,016	$ 115,229	$ 28,824	$ 12,646
Standby letters of credit	7,228	3,485	3,140	603	-
Other commercial commitments	84,184	3,314	9,645	9,249	61,976
Total commercial commitments	$ 298,127	$ 56,815	$ 128,014	$ 38,676	$ 74,622

Critical Accounting Policies

The Company considers its Allowance for Loan Losses policy as a policy critical to the sound operations of the Bank. The Company provides for loan losses each period by an amount resulting from both (a) an estimate by management of loan losses that occurred during the period and (b) the ongoing adjustment of prior estimates of losses occurring in prior periods. The provision for loan losses increases the allowance for loan losses which is netted against loans on the consolidated statements of financial condition. As losses are confirmed, the loan is written down, reducing the allowance for loan losses. See "Business—Asset Quality" contained in Item 1 herein and Note 1 of the Notes to Consolidated Financial Statements in Item 8 hereof for further information regarding the Company's provision and allowance for loan losses policy.

Recent Accounting Pronouncements

In August 2001, the FASB issued FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, it retains many of the fundamental provisions of that statement. Statement No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment, or in a distribution to owners or is classified as held for sale. Statement No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has determined that Statement No. 144 will not have an impact on the Company's consolidated financial condition and results of operations.

In June 2001, the FASB issued Statement No. 141, *Business Combinations*, and Statement No. 142, *Goodwill and Other Intangible Assets*. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* or Statement No. 144 upon adoption.

The Company is required to adopt the provisions of Statement No. 141 immediately and Statement No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement No. 142.

In connection with the transitional goodwill impairment evaluation, Statement No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statements of operations.

The Company adopted Statement No. 142 as of January 1, 2002 and will no longer amortize goodwill. As of the date of adoption, the Company has unamortized goodwill in the amount of approximately $15.5 million, which will be subject to the transition provisions of Statement Nos. 141 and 142. None of the unamortized goodwill relates to FASB Statement No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions—An amendment of APB opinion No. 17, an interpretation of APB opinions 16 and 17, and an amendment of FASB Interpretation No. 9.* Amortization expense totaled approximately $1,340,000, $1,339,000 and $1,654,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Because of the extensive effort needed to comply with adopting Statement Nos. 141 and 142, it is not practicable to reasonably estimate the impact of adopting these statements on the Company's consolidated financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle; however, management does not anticipate an impairment loss at January 1, 2002.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset and Liability Management

Asset and liability management is concerned with the timing and magnitude of the repricing of assets and liabilities. It is the objective of the Company to attempt to control risks associated with interest rate movements. In general, management's strategy is to match asset and liability balances within maturity categories to limit the Company's exposure to earnings variations and variations in the value of assets and liabilities as interest rates change over time. The Company's asset and liability management strategy is formulated and monitored by the Asset/Liability Management Committee, which is comprised of the Chief Executive Officer, the President, the Chief Financial Officer, the Director of Retail Operations and the Portfolio Manager of the Company, in accordance with policies approved by the Board of Directors of the Company. The Asset/Liability Management Committee meets monthly or as needed to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, including those attributable to hedging transactions, purchase and sale activity, and maturities and prepayments of loans, investments and borrowings. The Asset/Liability Management Committee also approves and establishes pricing and funding decisions with respect to overall asset and liability composition and reports to the Board of Directors.

One of the primary goals of the Company's Asset/Liability Management Committee is to effectively increase the duration of the Company's liabilities and/or effectively contract the duration of the Company's assets so that the respective durations are matched as closely as possible. This duration adjustment can be accomplished either internally by restructuring the Company's statement of financial condition, or externally by adjusting the duration of the Company's assets and/or liabilities through the use of hedging contracts, such as interest rate swaps, caps and floors. The Company's current strategy is to hedge internally through the use of core transaction deposit accounts which are not as rate sensitive as other deposit instruments and FHLB advances, together with an emphasis on investing in shorter-term or adjustable rate assets which are more responsive to changes in interest rates, such as U.S. Government agency mortgage-backed securities with variable maturities, short-term U.S. Government agency securities and commercial and consumer loans. The foregoing strategies are more fully described below.

A commonly used method for evaluating interest rate risk includes an analysis of the interest rate sensitivity "gap", which is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. Normally, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. Due to differences between institutions' statements of financial condition, these variances may affect institutions differently. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category.

The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2001, based on the information and assumptions set forth in the notes below (dollars in thousands):

	Within Three Months	Three to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
Interest-earning assets (1):						
Loans receivable (2)	$ 819,868	$ 298,311	$ 518,301	$ 210,587	$ 145,012	$ 1,992,079
Securities (3)	83,550	181,208	159,958	124,483	69,172	618,371
Other interest-earning assets (4)	98,921	3,783	-	-	-	102,704
Total	$ 1,002,339	$ 483,302	$ 678,259	$ 335,070	$ 214,184	$ 2,713,154
Interest-bearing liabilities:						
Deposits (5):						
Money market and NOW accounts	$ 190,962	$ 48,376	$ 88,906	$ 53,807	$ 84,697	$ 466,748
Passbook accounts	3,907	11,720	21,684	13,182	20,439	70,932
Certificates of deposit	424,874	533,818	119,428	23,262	733	1,102,115
FHLB advances	128,180	-	-	100,000	500,025	728,205
Securities sold under agreements to repurchase	38,694	-	-	-	-	38,694
Senior notes	-	-	21,545	-	-	21,545
Mandatorily redeemable trust preferred securities	-	-	-	-	40,250	40,250
Total	$ 786,617	$ 593,914	$ 251,563	$ 190,251	$ 646,144	$ 2,468,489
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ 215,722	$ (110,612)	$ 426,696	$ 144,819	$ (431,960)	$ 244,665
Cumulative excess of interest-earning assets over interest-bearing liabilities	$ 215,722	$ 105,110	$ 531,806	$ 676,625	$ 244,665	$ 244,665
Cumulative excess of interest-earning assets over interest-bearing liabilities as a percent of total assets	7.65%	3.73%	18.86%	23.99%	8.68%	8.68%

(1) Adjustable-rate loans and securities are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they mature and fixed-rate loans and securities are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, in each case as adjusted to take into account estimated prepayments based on, among other things, historical performance.
(2) Balances have been reduced for nonaccrual loans.
(3) Does not include unrealized gain on securities classified as available for sale.
(4) Comprised of cash and due from banks, deposits with other banks, FHLB stock and FRB stock.
(5) Adjusted to take into account assumed annual decay rates which were applied against money market, NOW and passbook accounts.

Although interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, the Asset/Liability Management Committee also regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and economic value of equity ("EVE"), which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and EVE that is authorized by the Board of Directors of the Company.

The following tables set forth for the indicated dates the estimated dollar and percentage change in the Company's net interest income over a four quarter period and EVE based on the indicated changes in interest rates.

	December 31, 2001 Net Interest Income (next four quarters)		December 31, 2000 Net Interest Income (next four quarters)	
Change (in Basis Points) in Interest Rates (1)	Estimated Change from Base (000's)	% Change from Base	Estimated Change from Base (000's)	% Change from Base
+200	5,853	7	591	1
+100	6,201	7	330	-
0	89,608 (2)	-	81,960 (2)	-
-100	(1,915)	(2)	2,394	3
-200	(6,343)	(7)	(1,041)	(1)

	December 31, 2001 EVE		December 31, 2000 EVE	
Change (in Basis Points) in Interest Rates (1)	Estimated Change from Base (000's)	% Change from Base	Estimated Change from Base (000's)	% Change from Base
+200	(38,731)	(17)	(33,635)	(16)
+100	(15,096)	(7)	(14,166)	(7)
0	228,509	-	215,360	-
-100	(9,447)	(4)	3,735	2
-200	(55,229)	(24)	38	-

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) The base net interest income is an estimate made by utilizing yields and rates on assets and liabilities in the existing statement of financial condition as of the dates shown adjusted for assumptions based on, among other things, future loan and deposit changes and estimated loan prepayment speeds.

The increase in net interest income ("NII") from December 31, 2000 to December 31, 2001 in the base case is mainly due to an increase in interest earning assets and an increase in net interest margin while the increase in sensitivity in both the up and down change in interest rates ("shocks") is attributable in part to an increase in fixed rate borrowings. The additional drop in NII in the down shocks at December 31, 2001 is caused by less discount accretion due to higher prepayments in 2001 on the discounted mortgage securities. The additional increase in NII at December 31, 2001 in the up shocks is partly because of an increase in securities.

The change in EVE from December 31, 2000 to December 31, 2001 in the base case results from earnings for 2001, the overall level of interest rates and the use of convertible fixed rate FHLB advances to fund securities. The increase in sensitivity in the down shocks at December 31, 2001 is primarily a result of the duration extension of the convertible fixed rate advances in down shocks which take interest rates to zero. The increase in sensitivity in the up shocks is caused by a larger securities portfolio whose market value declines as rates rise.

The model reflects only the effects of assumptions made by management while running the different interest rate shocks. The only variables between the different rate shocks are the interest rates and the prepayment speeds.

The prepayment assumptions used in the model are based on historical and market estimates. Standard present value calculation methodology is used to discount the estimated future cash flows of assets and liabilities at appropriate discount rates.

Management of the Company believes that the assumptions used by it to evaluate the vulnerability of the Company's operations to changes in interest rates are reasonable; however, the interest rate sensitivity of the Company's assets and liabilities and the estimated effects of changes in interest rates on the Company's net interest income and EVE could vary substantially if different assumptions were used or actual experience differs from the historical experience on which they are based.

The preceding discussion about the Company's risk management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Consolidated Financial Statements at F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in and/or disagreements with accountants on accounting and financial disclosure during the years ended December 31, 2001 and 2000.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required in response to this Item is incorporated herein by reference from the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required in response to this Item is incorporated herein by reference from the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required in response to this Item is incorporated herein by reference from the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required in response to this Item is incorporated herein by reference from the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) *Financial Statements.* The following financial statements for the Years Ended December 31, 2001, 2000 and 1999 are filed as part of this report:

Independent Auditors' Report

Consolidated Statements of Financial Condition as of December 31, 2001 and 2000.

Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999.

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2001, 2000 and 1999.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999.

Notes to Consolidated Financial Statements

(a)(2) *Financial Statement Schedules.*

No financial statement schedules are included because they are not required, not applicable, or the required information is contained elsewhere.

(a)(3) *Management Contracts or Compensatory Plan Arrangements*

See exhibits marked with an asterisk in Item 14(c) below.

(b) *Reports on Form 8-K*

On September 14, 2001, Local Financial Corporation issued a press release announcing its stock repurchase program.

On September 20, 2001, the Company issued a press release announcing the issuance of 1,400,000 shares of 9.00% Trust Preferred Securities, $25 liquidation amount, by its trust, Local Financial Capital Trust I.

On October 17, 2001, Local Financial Corporation issued a press release announcing its third quarter earnings.

(c) *List of Exhibits.*

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation of Local Financial Corporation ("Local Financial")[1]
3.2	Certificate of Amendment of Local Financial[1]
3.3	Bylaws of Local Financial[1]
4.3	Indenture between Local Financial and The Bank of New York ("BONY"), as Trustee, dated September 8, 1997[1]
4.4	Form of Common Stock certificate of Local Financial[1]
4.5	Form of Senior Note (included in Exhibit 4.3)[1]
4.6	Indenture between Local Financial and BONY, dated September 20, 2001
4.7	Form of Debenture (included in Exhibit 4.6)
10.10	Local Financial Stock Option Agreement between Local Financial and Edward A. Townsend, dated September 8, 1997[1]*
10.11	Local Financial Corporation 1998 Stock Option Plan, as amended July 26, 2000*
10.12	Form of Severance Agreement, dated January 1, 1999[2]*
10.13	Amended and Restated Employment Agreement between Local Financial and Edward A. Townsend, effective October 1, 2000*
10.14	Amended and Restated Employment Agreement between Local Financial and Jan A. Norton, effective October 1, 2000*
10.15	1998 Non-qualified Stock Option Agreement between Local Financial and Edward A. Townsend dated September 23, 1998[2]
10.16	1998 Non-qualified Stock Option Agreement between Local Financial and Jan A. Norton dated September 23, 1998[2]
10.17	Change of Control, Non-Competition/Non-Solicitation Agreement between Local Financial Corporation and Local Oklahoma Bank, N.A., and Edward A. Townsend dated January 30, 2001.*
10.18	Change of Control, Non-Competition/Non-Solicitation Agreement between Local Financial Corporation and Local Oklahoma Bank, N.A., and Jan A. Norton dated January 30, 2001.*
10.19	Amended and Restated Declaration between Local Financial, BONY and the Administrative Trustees of the Local Financial Capital Trust 1, dated September 20, 2001
10.20	Form of Common Securities (included in Exhibit 10.19)
	Form of Trust Preferred Securities (included in Exhibit 10.19)
10.21	Preferred Securities Guarantee Agreement between Local Financial and BONY, dated as of September 20, 2001
21.0	Subsidiaries of the Registrant[3]
23.0	Consent of KPMG LLP

---

(1) These exhibits were filed with the Company's Registration Statement Form S-1, Registration No. 333-43727 (effective April 21, 1998) and are incorporated by reference herein.

(2) These exhibits were filed with the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and are incorporated by reference herein.

(3) This exhibit was filed with the Company's Post-Effective Amendment No. 1 to its Registration Statement on form S-1, Registration No. 333-43727 (effective April 21, 1999) and is incorporated by reference herein.

*Exhibits identified with an asterisk are management contracts or are compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOCAL FINANCIAL CORPORATION

Date March 4, 2002 — By: /s/Edward A. Townsend
Chairman and Chief Executive Officer

Date March 4, 2002 — By: /s/Richard L. Park
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date March 4, 2002	By: /s/Robert A. Kotecki* Robert A. Kotecki, Director
Date March 4, 2002	By: /s/Joseph A. Leone* Joseph A. Leone, Director
Date March 4, 2002	By: /s/George Nigh* George Nigh, Director
Date March 4, 2002	By: /s/Jan A. Norton Jan A. Norton, Director
Date March 4, 2002	By: /s/Edward A. Townsend Edward A. Townsend, Director
Date March 4, 2002	By: /s/William D. Breedlove* William D. Breedlove, Director
Date March 4, 2002	By: /s/J. David Rosenberg* J. David Rosenberg, Director
Date March 4, 2002	By: /s/Andrew M. Coats* Andrew M. Coats, Director

---

* By: /s/Richard L. Park
Richard L. Park, Attorney in fact

LOCAL FINANCIAL CORPORATION AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report

The Board of Directors and Stockholders
Local Financial Corporation:

We have audited the accompanying consolidated statements of financial condition of Local Financial Corporation and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Local Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Oklahoma City, Oklahoma
February 1, 2002

KPMG LLP

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2001 and 2000
(dollars in thousands, except share data)

Assets	2001	2000
Cash and due from banks	$ 50,791	39,571
Interest bearing deposits with other banks	9,700	4,400
Securities available for sale	193,736	354,048
Securities held to maturity	430,956	-
Loans receivable, net of allowance for loan losses of $27,621 at December 31, 2001 and $28,345 at December 31, 2000	1,972,145	1,848,876
Federal Home Loan Bank of Topeka and Federal Reserve Bank stock, at cost	42,213	19,417
Premises and equipment, net	38,751	37,865
Assets acquired through foreclosure and repossession, net	1,910	881
Intangible assets, net	15,548	16,888
Current and deferred taxes, net	7,408	6,976
Other assets	56,893	48,089
Total assets	$ 2,820,051	2,377,011
Liabilities and Stockholders' Equity		
Deposits:		
Demand	$ 636,315	606,752
Savings	70,932	62,907
Time	1,102,115	1,262,134
Total deposits	1,809,362	1,931,793
Advances from the Federal Home Loan Bank of Topeka	728,205	190,028
Securities sold under agreements to repurchase	38,694	38,214
Senior notes	21,545	41,160
Other liabilities	18,459	19,545
Mandatorily redeemable trust preferred securities	40,250	-
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, 25,000,000 shares authorized; 20,539,269 shares issued and 19,199,925 shares outstanding at December 31, 2001 and 20,537,269 shares issued and 20,537,209 shares outstanding at December 31, 2000	205	205
Preferred stock, $0.01 par value, 5,000,000 shares authorized; none outstanding	-	-
Additional paid-in capital	205,773	206,758
Retained earnings	122,480	96,003
Treasury stock, 1,339,344 shares at December 31, 2001 and 60 shares at December 31, 2000, at cost	(169,031)	(151,274)
Accumulated other comprehensive income, net of tax	4,109	4,579
Total stockholders' equity	163,536	156,271
Total liabilities and stockholders' equity	$ 2,820,051	2,377,011

The accompanying notes are an integral part of these consolidated financial statements.

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands, except share data)

	Years ended December 31,		
	2001	2000	1999
Interest and dividend income:			
Loans	$ 151,950	157,648	130,869
Securities available for sale	36,952	29,811	34,141
Federal Home Loan Bank of Topeka and Federal Reserve Bank stock	1,989	1,523	2,215
Other investments	2,247	1,220	1,073
Total interest and dividend income	193,138	190,202	168,298
Interest expense:			
Deposit accounts	75,626	88,417	70,576
Advances from the Federal Home Loan Bank of Topeka	22,045	16,329	14,901
Securities sold under agreements to repurchase and other borrowings	1,640	1,073	-
Notes payable	4,298	6,033	9,310
Trust preferred securities	1,035	-	-
Total interest expense	104,644	111,852	94,787
Net interest and dividend income	88,494	78,350	73,511
Provision for loan losses	(5,400)	(2,700)	(2,000)
Net interest and dividend income after provision for loan losses	83,094	75,650	71,511
Noninterest income:			
Deposit related income	15,015	13,304	13,606
Loan fees and loan service charges	2,083	1,811	2,679
Net gains on sale of assets	628	646	1,201
Other	3,374	2,172	1,056
Total noninterest income	21,100	17,933	18,542
Noninterest expense:			
Compensation and employee benefits	34,490	31,883	28,193
Equipment and data processing	6,561	6,452	5,942
Occupancy	3,978	3,645	4,033
Advertising	539	633	1,498
Professional fees	1,486	1,061	2,587
Other	14,666	10,842	12,924
Total noninterest expense	61,720	54,516	55,177
Income before provision for income taxes and extraordinary item	42,474	39,067	34,876
Provision for income taxes	14,367	14,331	12,627
Income before extraordinary item	28,107	24,736	22,249
Extraordinary item—purchase and retirement of senior notes, net of tax	(1,630)	(922)	(257)
Net income	$ 26,477	23,814	21,992
Earnings per share:			
Income before extraordinary item:			
Basic	$ 1.38	1.20	1.08
Diluted	$ 1.34	1.20	1.08
Net income:			
Basic	$ 1.30	1.16	1.07
Diluted	$ 1.26	1.16	1.07

The accompanying notes are an integral part of these consolidated financial statements.

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity
Balance, December 31, 1998	$ 205	206,758	50,197	(149,436)	11,082	118,806
Comprehensive income:						
Net income	-	-	21,992	-	-	21,992
Net change in unrealized gains on securities available for sale, net of reclassification adjustment	-	-	-	-	(10,666)	(10,666)
Comprehensive income						11,326
Settlement of the Redemption Agreement (note 13)	-	-	-	(1,838)	-	(1,838)
Balance, December 31, 1999	205	206,758	72,189	(151,274)	416	128,294
Comprehensive income:						
Net income	-	-	23,814	-	-	23,814
Net change in unrealized gains on securities available for sale, net of reclassification adjustment	-	-	-	-	4,163	4,163
Comprehensive income						27,977
Balance, December 31, 2000	205	206,758	96,003	(151,274)	4,579	156,271
Comprehensive income:						
Net income	-	-	26,477	-	-	26,477
Net change in unrealized gains on securities available for sale, net of reclassification adjustment	-	-	-	-	(470)	(470)
Comprehensive income						26,007
Purchase of treasury stock	-	-	-	(17,757)	-	(17,757)
Issuance of common stock – warrants exercised	-	19	-	-	-	19
Purchase of stock warrants	-	(1,004)	-	-	-	(1,004)
Balance, December 31, 2001	$ 205	205,773	122,480	(169,031)	4,109	163,536

The accompanying notes are an integral part of these consolidated financial statements.

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands)

	Years ended December 31,		
	2001	2000	1999
Cash provided (absorbed) by operating activities:			
Net income	$ 26,477	23,814	21,992
Adjustments to reconcile net income to net cash provided by operating activities:			
Provisions for loan losses	5,400	2,700	2,000
Deferred income tax expense	1,829	5,579	7,941
Accretion of discounts and amortization of deferred fees on loans acquired and securities available for sale, net	(4,619)	(3,882)	(5,106)
Depreciation and amortization	5,315	4,972	3,959
Net change in loans held for sale	(341)	879	9,387
Net gains on sale of assets	(628)	(646)	(1,201)
Stock dividends received from Federal Home Loan Bank	-	-	(2,070)
Change in other assets	1,138	(959)	10,308
Change in other liabilities	(1,086)	(8,772)	(9,009)
Net cash provided by operating activities	33,485	23,685	38,201
Cash provided (absorbed) by investing activities:			
Proceeds from sales of securities available for sale	19,813	283,910	160,174
Proceeds from principal collections on securities available for sale	264,017	58,570	246,140
Purchase of securities available for sale	(551,999)	(73,178)	(367,496)
Purchases of Federal Home Loan Bank and Federal Reserve Bank stock	(22,796)	(6,632)	(4,659)
Proceeds from the sale of Federal Home Loan Bank and Federal Reserve Bank stock	-	12,035	24,602
Purchase of bank owned life insurance	(10,000)	(25,000)	-
Change in loans receivable, net	(129,219)	(252,767)	(308,612)
Proceeds from disposal of assets acquired through foreclosure and repossession	1,910	1,647	1,757
Purchases of premises and equipment	(4,869)	(9,762)	(9,933)
Proceeds from sales of premises and equipment	8	71	1,313
Cash paid in acquisition of Guthrie Savings, Inc., net of cash and cash equivalents received	-	-	(840)
Net cash absorbed by investing activities	$ (433,135)	(11,106)	(257,554)

(Continued)

LOCAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands)

	Years ended December 31,		
	2001	2000	1999
Cash provided (absorbed) by financing activities:			
Change in transaction accounts	$ 37,588	137,289	62,793
Change in time deposits	(160,019)	(53,836)	80,250
Change in securities sold under agreements to repurchase	480	38,214	-
Proceeds from advances from the Federal Home Loan Bank	2,637,818	5,980,763	655,237
Repayments of advances from the Federal Home Loan Bank	(2,099,641)	(6,092,770)	(573,235)
Proceeds from the issuance of common stock	19	-	-
Proceeds from the issuance of trust preferred securities	40,250	-	-
Payments of trust preferred securities issuance costs	(1,949)	-	-
Purchase of senior notes	(19,615)	(34,090)	(4,750)
Purchase of treasury stock	(17,757)	-	-
Purchase of stock warrants	(1,004)	-	-
Net cash provided (absorbed) by financing activities	416,170	(24,430)	220,295
Net change in cash and cash equivalents	16,520	(11,851)	942
Cash and cash equivalents at beginning of year	43,971	55,822	54,880
Cash and cash equivalents at end of year	$ 60,491	43,971	55,822
Supplemental disclosures of cash flow information:			
Cash paid (received) during the year for:			
Interest	$ 104,300	113,209	94,003
Income taxes	$ 13,083	9,088	(8,890)
Supplemental schedule of noncash investing and financing activities:			
Transfers of loans to assets acquired through foreclosure and repossession	$ 2,996	1,805	1,787
Transfer of loans securitized to investments available for sale and servicing rights	$ -	87,587	-
Transfer of investments from available for sale to held to maturity	$ 430,956	-	-

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

Local Financial Corporation (Local Financial) is a bank holding company which owns 100% of the outstanding common stock of Local Oklahoma Bank, N.A. (Local or the Bank). On March 31, 1999, Local Financial completed its merger of Local America Bank of Tulsa (LAB) into LAB's parent company, Local Federal Bank, with the merged entity operating under the name Local Oklahoma Bank. The merger was accounted for at historical cost as a combination of entities under common control similar to a pooling of interests. During 1999, Local filed an application with the Office of the Comptroller to convert to a national banking association. Concurrent with Local's charter conversion, Local Financial filed an application with the Federal Reserve Board to become registered as a bank holding company. Both applications were subsequently approved and Local converted to a national banking association on May 11, 1999. In September 2001, Local Financial formed Local Financial Capital Trust I (the Trust) as a wholly- owned subsidiary. The Trust was formed to facilitate the issuance of 1,610,000 shares of 9.00% cumulative trust preferred securities (Trust Preferred Securities) at $25 per share. The accounting and reporting practices of Local Financial and its subsidiaries reflect industry practices and are in accordance with accounting principles generally accepted in the United States of America. The more significant policies are described below.

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Local Financial and its wholly owned subsidiaries, the Trust and Local, as well as Local's subsidiaries, Local Acceptance Company (Local Acceptance), Local Mortgage Corporation (Local Mortgage) and Local Securities Corporation (Local Securities). Local is an insured depository institution which obtains deposit funds primarily through retail branches throughout the State of Oklahoma and lends those funds throughout the United States. Local Acceptance and Local Mortgage are currently inactive. Local Securities is a registered broker-dealer under the Securities Exchange Act of 1934 and provides retail investment products to customers of Local. Local Financial and its subsidiaries, the Trust and Local, are collectively referred to as the Company. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

In preparing the consolidated financial statements, management is required to make estimates and assumptions. Those estimates and assumptions relate principally to the determination of the allowance for loan losses, income taxes, the valuation of assets acquired through foreclosure and repossession and the fair value of financial instruments. Actual results could differ from those estimates. The accounting policies for these items and other significant accounting policies are presented below.

(b) Statements of Cash Flows

For the purpose of the consolidated statements of cash flows, the Company defines cash and cash equivalents as cash and due from banks and interest bearing deposits with other banks.

(Continued)

(c) *Securities*

The Company's investment portfolio consists primarily of mortgage-backed securities. Mortgage-backed securities consist of mortgage-backed pass-through certificates (MBS) and mortgage-derivative securities (MDS) such as collateralized mortgage obligations and real estate mortgage investment conduits. Local does not own any principal only, interest only or residual tranches mortgage-backed securities. The Company classifies its securities as held to maturity, available for sale or held for trading. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. Securities are classified as available for sale when such securities may be sold at a future date or if there are foreseeable circumstances under which the Company would sell such securities prior to maturity. Effective December 31, 2001, the Company reclassified a portion of its investment securities from available for sale to held to maturity. At December 31, 2000, the Company had classified all of its securities as available for sale. No investment securities within the portfolio were held for trading purposes at December 31, 2001 and 2000.

Securities classified as available for sale are recorded at their estimated market value. Changes in the estimated market value of securities available for sale are included in stockholders' equity, net of deferred taxes, as accumulated other comprehensive income. Unrealized losses on available for sale securities, which are judged to be other than temporary, are charged to earnings in the consolidated statements of operations. Securities held to maturity are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Gains and losses on available for sale securities are computed on a specific identification basis. Premiums and discounts are amortized or accreted in the consolidated statements of operations to approximate a level yield over the life of the related security.

Investment in Federal Reserve Bank (FRB) and Federal Home Loan Bank of Topeka (FHLB) stock are required investments and are carried at cost.

(d) *Loans Receivable*

Loans receivable are recorded at the contractual amounts owed by borrowers, less deferred fees, unearned interest, the allowance for loan losses, nondisbursed funds, and discounts on loans acquired or originated. Interest on loans is credited to income as earned, to the extent deemed collectible. Discounts on loans and unearned interest on consumer loans are accreted into interest income to approximate a level yield over the contractual lives of the loans, adjusted for actual prepayments.

Loans are generally placed on nonaccrual status when they become 90 days past due. Previously accrued but uncollected interest on loans placed on nonaccrual status is reversed unless determined to be fully collectible. Payments received on nonaccrual loans are generally applied to principal as they are received. Upon full collection of the principal balance or determination that future collection of principal is probable, interest income is recognized as received.

(Continued)

(e) ***Provision and Allowance for Loan Losses***

Each period the provision for loan losses in the consolidated statements of operations results from the combination of a) an estimate by management of loan losses that occurred during the current period and b) the ongoing adjustment of prior estimates of losses occurring in prior periods.

To serve as a basis for making this provision each quarter, the Company maintains an extensive credit risk monitoring process that considers several factors including: current economic conditions affecting the Company's customers, the payment performance of individual large loans and pools of homogeneous small loans, portfolio seasoning, changes in collateral values, and detailed reviews of specific large loan relationships. For large loans deemed to be impaired due to an expectation that all contractual payments will probably not be received, impairment is measured by comparing the Company's recorded investment in the loan to the present value of expected cash flows discounted at the loan's effective interest rate, the fair value of the collateral or the loan's observable market price.

The provision for loan losses increases the allowance for loan losses, a valuation account which is netted against loans on the consolidated statements of financial condition. As the specific customer and amount of a loan loss is confirmed by gathering additional information, taking collateral in full or partial settlement of the loan, bankruptcy of the borrower, etc., the loan is written down, reducing the allowance for loan losses. If, subsequent to a writedown, the Company is able to collect additional amounts from the customer or obtain control of collateral worth more than previously estimated, a recovery is recorded, thus increasing the allowance for loan losses.

(f) ***Loan Origination Fees, Loan Commitment Fees and Related Costs***

The Company defers loan origination fees, loan commitment fees and the incremental direct costs (principally compensation and benefits relating to successful underwriting efforts) relative to loans originated. These deferred fees and costs are amortized into interest income to approximate a level yield over the life of the related loans, adjusted for actual prepayments.

Other loan fees such as loan servicing fees and late payment fees are included as a component of noninterest income in the accompanying consolidated statements of operations.

(g) ***Loans Held for Sale and Gains and Losses from the Sale of Loans***

Loans originated and intended for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. There were no loans other than student loans held for sale at December 31, 2001 and 2000.

(Continued)

Gains and losses resulting from the sale of loans are determined by the specific identification method and reflect the extent that sales proceeds exceed or are less than the carrying value of the loans sold. In some cases, the Company sells loans and continues to service such loans for the investor. In these cases, the Company recognizes either a servicing asset, at its allocated previous carrying amount based on relative fair value, or a servicing liability at fair value. Any servicing assets recognized as part of the sale are amortized as a deduction from servicing income in proportion to and over the period of estimated net servicing income. To the extent sales of loans involve the sale of part of a loan or a pool of loans, the cost basis is allocated based upon the relative fair value of the portion sold and the portion retained. Impairment of servicing assets is assessed based on the fair value of those assets. Fair values are estimated using discounted cash flows based on a current market interest rate. At December 31, 2001 and 2000, the carrying value of servicing assets was not impaired.

Periodically, the Company will securitize residential real estate loans held for investment with the Federal National Mortgage Association (FNMA) and retain all of the interest in the FNMA security. No gain or loss is recognized as the securitization does not qualify as a sale. The Company's current carrying value is allocated between securities held to maturity and a servicing asset based on the relative fair values.

(h) *Loan Servicing*

Loans serviced by the Company for others are primarily the result of the Company selling loans while retaining the servicing of those loans. These loans are not included with loans receivable or any other asset in the accompanying consolidated statements of financial condition. Fees earned for servicing loans owned by investors are reported as income when the related loan payments are collected. Loan servicing costs are charged to expense as incurred. Loans serviced for others totaled approximately $150,343,000 and $192,556,000, at December 31, 2001 and 2000, respectively. Net servicing fees earned totaled approximately $550,000, $566,000 and $423,000 for the years ended December 31, 2001, 2000 and 1999, respectively, and are included as a component of loan fees and loan service charges in the accompanying consolidated statements of operations.

At December 31, 2001 and 2000, unamortized servicing assets were approximately $1,567,000 and $1,966,000, respectively, and are included in other assets. Amortization of these assets totaling approximately $400,000, $285,000 and $706,000 was charged against loan servicing income for the years ended December 31, 2001, 2000 and 1999, respectively.

(i) ***Bank Owned Life Insurance***

The Company has purchased life insurance on its key managers. The balance was approximately $37.3 million and $25.3 million, respectively, at December 31, 2001 and 2000, and is included in other assets in the consolidated statements of financial condition. The increase in the cash surrender value is included in other noninterest income in the

(Continued)

consolidated statements of operations and amounted to approximately $2,000,000 and $261,000, respectively, for the years ended December 31, 2001 and 2000.

(j) ***Premises and Equipment***

Buildings, building improvements, furniture, fixtures and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. Estimated lives range from 25 to 30 years for buildings and building improvements and 3 to 10 years for furniture, fixtures and equipment.

Maintenance and repairs are charged to expense as incurred and building improvements are capitalized. The costs and accumulated depreciation relating to premises and equipment retired or otherwise disposed of are eliminated from the accounts and any resulting gains or losses are credited or charged to income.

(k) ***Assets Acquired Through Foreclosure and Repossession***

Assets acquired through foreclosure and repossession are recorded at estimated fair value, net of estimated selling costs at the date of foreclosure or repossession. The values of assets acquired through foreclosure and repossession are monitored by the Company continually through sales and rental activities and by updated appraisals and other valuation methods when needed. The allowance for losses on assets acquired through foreclosure and repossession is an amount which management believes will be adequate to absorb losses from the disposition and/or revaluation of these assets. Additions or reversals of the allowance for losses on assets acquired through foreclosure and repossession are provided as an expense or a benefit, respectively, through other expense in the accompanying consolidated statements of operations. The Company records the net expense and income from assets acquired through foreclosure and repossessions in other noninterest expense.

(l) ***Deferred Issuance Costs***

The Company capitalizes all costs related to the issuance of Senior Notes and Trust Preferred Securities. The unamortized issuance costs on the Senior Notes at December 31, 2001 and 2000 of approximately $468,000 and $1,230,000, respectively, and the Trust Preferred Securities at December 31, 2001 of approximately $1,931,000 are included in other assets in the consolidated statements of financial condition. Deferred issuance costs are amortized over the life of the Senior Notes as a yield adjustment to notes payable and Trust Preferred Securities interest expense in the consolidated statements of operations.

(m) ***Intangible Assets***

Intangible assets consist of goodwill. Goodwill represents the excess cost over fair value of net assets acquired and is being amortized on a straight-line basis over a 15-year period. The Company evaluates the recoverability of goodwill by assessing whether the

(Continued)

amortization of the asset balances over their remaining lives can be recovered through projected cash flows. The amount of impairment, if any, is measured based on projected discounted cash flows. No impairment was recognized at December 31, 2001, 2000 and 1999.

Amortization expense totaled approximately $1,340,000, $1,339,000 and $1,654,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated amortization of goodwill at December 31, 2001, 2000 and 1999, totaled approximately $4,488,000, $3,148,000 and $4,527,000, respectively.

(n) *Income Taxes*

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(o) *Earnings Per Share*

Basic net income per share is based upon the weighted average number of shares outstanding during the period. Stock options and warrants to purchase common stock are considered in diluted income per share calculations, if dilutive, and are computed using the treasury stock method.

(Continued)

The following table reconciles the net income and weighted average shares outstanding used in the calculation of basic and diluted net income per share for the year ended December 31, 2001.

	Net Income	Weighted Average Shares Outstanding	Per Share Amount
Basic net income per share	$26,477,000	20,368,028	$ 1.30
Effect of dilutive securities:			
Warrants	-	64,841	
Options	-	533,662	
Diluted net income per share	$26,477,000	20,966,531	$ 1.26

For each of the years ended December 31, 2000 and 1999, the weighted average number of shares is 20,537,209. Stock options and warrants to purchase common stock discussed in Note 15 were outstanding during the years ended December 31, 2000 and 1999, but were not included in the computation of diluted income per share because the average share price was below the exercise price during the years ended December 31, 2000 and 1999.

(p) ***Segments***

The Company operates as one segment. The operating information used by the Company's chief operating decision-maker for purposes of assessing performance and making operating decisions about the Company is the consolidated financial statements presented herein. The Company has one active operating subsidiary, namely, Local Oklahoma Bank, National Association, a national banking association. The Bank, in turn, has one active operating subsidiary, Local Securities Corporation, which is a registered broker-dealer under the Securities Exchange Act of 1934 and provides retail investment products to customers of the Bank. While Local Securities qualifies as a separate operating segment, it is not considered material to the consolidated financial statements for the purposes of making operating decisions and does not meet the 10% threshold for disclosure under Statement of Financial Accounting Standards (SFAS) No. 131, *Disclosure About Segments of an Enterprise and Related Information.*

In September 2001, the Company formed Local Financial Capital Trust I, a wholly-owned finance subsidiary. The Trust does not qualify as an operating segment under SFAS No. 131 and has no independent operations and no other function other than the issuance of its securities and the related purchase of the junior subordinated debentures from Local Financial and to distribute payments referred thereon to the holders of its securities.

(Continued)

(q) *New Accounting Pronouncements*

In August 2001, the FASB issued FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, it retains many of the fundamental provisions of that Statement. Statement No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment, or in a distribution to owners or is classified as held for sale. Statement No. 144 is effective for fiscal year beginning after December 15, 2001. Management has determined the impact of this statement will not have a material impact on the consolidated financial position or the future results of operations of the Company.

In June 2001, the FASB issued Statement No. 141, *Business Combinations*, and Statement No. 142, *Goodwill and Other Intangible Assets*. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no long be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* or Statement No. 144 upon adoption.

The Company is required to adopt the provisions of Statement No. 141 immediately and Statement No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement No. 142.

In connection with the transitional goodwill impairment evaluation, Statement No. 142 will require the Company to perform an assessment of whether there is an indication that

(Continued)

goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statements of operations.

The Company adopted Statement No. 142 as of January 1, 2002 and will no longer amortize goodwill. As of the date of adoption, the Company has unamortized goodwill in the amount of approximately $15.5 million, which will be subject to the transition provisions of Statement Nos. 141 and 142. None of the unamortized goodwill relates to FASB Statement No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions—An amendment of APB opinion No. 17, an interpretation of APB opinions 16 and 17, and an amendment of FASB Interpretation No. 9*. Amortization expense totaled approximately $1,340,000, $1,339,000 and $1,654,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Because of the extensive effort needed to comply with adopting Statement Nos. 141 and 142, it is not practicable to reasonably estimate the impact of adopting these statements on the Company's consolidated financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle; however, management does not anticipate an impairment loss at January 1, 2002.

(r) Certain reclassifications were made to the 2000 and 1999 consolidated financial statements to conform to the 2001 presentation.

(2) Acquisitions

On October 15, 1999, Local acquired Guthrie Savings, Inc. (Guthrie) and its subsidiary, Guthrie Federal Savings Bank, F.S.B. for approximately $9,340,000 in cash. This acquisition was accounted for under the purchase method of accounting in which the purchase price was allocated to the net assets acquired based upon their fair market values at the date of acquisition.

The excess of the Guthrie purchase price of approximately $9,340,000 over the net assets acquired of approximately $7,302,000 was allocated to goodwill. The resulting goodwill of approximately $2,038,000 was being amortized on a straight-line basis over 15 years (see Note 1(q)).

The following unaudited pro forma information presents the combined results of operations as if the acquisition of Guthrie had occurred as of January 1, 1999, after giving effect to amortization of goodwill. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the companies been combined during such period.

	Year ended December 31, 1999 (unaudited)
Net interest and dividend income	$ 74,829,000
Income before extraordinary item	22,506,000
Net income	22,249,000
Earnings per share:	
Income before extraordinary item	
Basic	$ 1.10
Diluted	1.10
Net income	
Basic	$ 1.08
Diluted	1.08

(3) Securities

Actual maturities of collateralized mortgage obligations and mortgage pass-through securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Municipal securities generally mature within five years.

(a) ***Securities Available for Sale***

A comparative summary of securities available for sale is as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
December 31, 2001:				
Collateralized mortgage obligations	$ 187,415	6,321	-	193,736
December 31, 2000:				
Collateralized mortgage obligations	$ 218,243	6,257	246	224,254
Mortgage pass-through securities	94,815	920	59	95,676
U.S. Government and agency securities	33,494	212	43	33,663
Municipal securities	452	3	-	455
	$ 347,004	7,392	348	354,048

The weighted average rate was 6.66% and 6.94% at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, securities with a total par amount of $156,478,000 and $104,120,000, respectively, were pledged to secure various deposits and borrowings. Accrued interest receivable on securities available for sale of approximately $1,048,000 and $2,558,000 was included in other assets at December 31, 2001 and 2000, respectively.

Proceeds from sales of securities available for sale for the years ended December 31, 2001, 2000 and 1999 were approximately $19,813,000, $283,910,000 and $160,174,000, respectively. Gross gains of approximately $151,000, $3,852,000 and $809,000 were realized for the years ended December 31, 2001, 2000 and 1999, respectively. Gross losses of $3,549,000 and $685,000 were realized for the years ended December 31, 2000 and 1999, respectively. These gains and losses are included in net gains on sale of assets in the accompanying consolidated statements of operations.

(Continued)

(b) ***Securities Held to Maturity***

Effective December 31, 2001, the Company reclassified a portion of its investment securities portfolio from available for sale to held to maturity. The investment securities were transferred at amortized cost and the difference between amortized cost and estimated market value was considered to be immaterial to the consolidated financial statements. The amortized cost of securities at the date of transfer was approximately $430,956,000 with a weighted average rate of 6.39%.

A summary of securities held to maturity is as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
December 31, 2001:				
Collateralized mortgage obligations	$ 355,637	2,611	2,479	355,769
Mortgage pass-through securities	75,140	1,894	4	77,030
Municipal securities	179	-	-	179
	$ 430,956	4,505	2,483	432,978

There were no securities held to maturity at December 31, 2000.

At December 31, 2001, securities held to maturity with a total par amount of $109,808,000, were pledged to secure various deposits and borrowings. Accrued interest receivable on securities held to maturity of approximately $2,292,000 was included in other assets at December 31, 2001.

(4) Loans Receivable

Loans receivable are summarized below at amortized cost (dollars in thousands):

	December 31, 2001	December 31, 2000
Residential real estate loans	$ 215,408	250,487
Commercial	1,593,432	1,425,382
Held for sale	6,263	5,922
Consumer loans	184,663	195,430
Total loans	1,999,766	1,877,221
Less:		
Allowance for loan losses	(27,621)	(28,345)
Loans receivable, net	$1,972,145	1,848,876

Accrued interest receivable on loans of approximately $9,061,000 and $12,500,000 was included in other assets at December 31, 2001 and 2000, respectively.

An analysis of the allowance for loan losses is as follows (dollars in thousands):

	Years ended December 31, 2001	2000	1999
Balance at beginning of year	$ 28,345	28,297	27,901
Allowance acquired	-	-	340
Loans charged off	(6,589)	(3,707)	(3,853)
Recoveries	465	1,055	1,909
Net loans charged off	(6,124)	(2,652)	(1,944)
Provision for loan losses	5,400	2,700	2,000
Balance at end of year	$ 27,621	28,345	28,297

Other than Oklahoma, the Company has granted commercial real estate loans to customers principally in California, New York, Texas and Oregon. The remainder of the Company's portfolio is significantly concentrated in Oklahoma. Although the Company has a diversified loan portfolio, a substantial portion of the debtors' ability to honor their loan contracts is dependent upon the overall economy as well as the economy of the respective states.

At December 31, 2001, 2000 and 1999, the Company classified approximately $2,817,000, $3,207,000 and $2,222,000, respectively, of loans as impaired, as defined by SFAS No. 114,

(Continued)

Accounting by Creditors for Impairment of a Loan. At December 31, 2001, 2000 and 1999, these loans had an impairment allowance of approximately $706,000, $904,000 and $857,000, respectively, which was measured using the collateral value method. The average recorded investment in impaired loans for the years ended December 31, 2001, 2000 and 1999 was approximately $3,476,000, $1,524,000 and $957,000, respectively. Interest payments received on impaired loans are recorded as interest income, unless collection of the remaining recorded investment is doubtful, at which time the loan is placed on nonaccrual status and payments received are recorded as reductions of principal. The Company recognized interest income on impaired loans of approximately $10,000, $609,000 and $115,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001 and 2000, loans to directors, officers and employees of the Company aggregated approximately $6,557,000 and $7,628,000, respectively. In management's opinion, such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk.

(5) Premises and Equipment

Premises and equipment consisted of the following (dollars in thousands):

	December 31,	
	2001	2000
Land	$ 5,727	5,732
Buildings and building improvements	31,060	28,970
Furniture, fixtures and equipment	26,380	24,433
	63,167	59,135
Less accumulated depreciation and amortization	(24,416)	(21,270)
	$ 38,751	37,865

Depreciation and amortization expense relating to premises and equipment for the years ended December 31, 2001, 2000 and 1999 was approximately $3,975,000, $3,633,000 and $2,305,000, respectively.

(6) Deposit Accounts

Accrued interest on deposit accounts of approximately $3,363,000 and $4,637,000 was included in other liabilities in the accompanying consolidated statements of financial condition at December 31, 2001 and 2000, respectively.

The aggregate amount of certificates of deposit with a denomination greater than $100,000 was approximately $204,000,000 and $219,000,000 at December 31, 2001 and 2000, respectively.

(Continued)

Contractual maturities of time deposits at December 31, 2001, are summarized as follows (dollars in thousands):

Years ending December 31,	Amount
2002	$ 957,875
2003	96,959
2004	23,286
2005	17,686
2006 and thereafter	6,309
	$ 1,102,115

(7) Securities Sold Under Agreements to Repurchase

Periodically, the Company provides securities sold under agreements to repurchase to customers as a part of the commercial banking operations. The securities underlying the agreements were under the Company's control at December 31, 2001 and 2000 and are summarized as follows (dollars in thousands):

	2001	2000
Average outstanding balance	$ 42,987	$ 18,352
Weighted average interest rate during the year	3.39%	5.85%
Maximum month-end balance	$ 53,622	$ 38,214
Outstanding balance at end of year	38,694	38,214
Weighted average interest rate at end of year	1.29%	5.92%
Mortgage-backed securities securing the agreements at period-end:		
Carrying value	$ 53,885	$ 42,053
Estimated market value	54,978	42,053
Accrued interest payable at the end of the year	-	-

(8) Advances from the Federal Home Loan Bank of Topeka

Advances from the FHLB are summarized as follows (dollars in thousands):

	December 31,			
	2001		2000	
	Balance	Weighted Average Contractual Rate	Balance	Weighted Average Contractual Rate
Fixed rate	$ 728,205	3.75%	$ 190,028	6.44%

(Continued)

Additionally, the Company had outstanding letters of credit with the FHLB of approximately $77,045,000 and $136,720,000 at December 31, 2001 and 2000, respectively. The letters of credit have one-year terms and were pledged to secure certain deposits.

The FHLB requires the Company to hold eligible assets with a lending value, as defined, at least equal to FHLB advances and letters of credit issued. Eligible assets can include such items as first and second mortgage loans, multifamily mortgage loans, commercial and construction real estate loans, small business loans and investment securities, which are not already pledged or otherwise encumbered. At December 31, 2001, the Company had approximately $156,478,000 in investment securities pledged against FHLB advances.

At December 31, 2001, the Company had additional borrowing capacity of approximately $370,000,000 under the FHLB credit policy.

Scheduled principal repayments of advances from the FHLB at December 31, 2001 were as follows (dollars in thousands):

Years ending December 31,	Amount	Weighted Average Contractual Rate
2002	$ 128,180	1.92%
2003	-	-
2004	-	-
2005	-	-
2006 and thereafter	600,025	4.14
	$ 728,205	3.75%

(9) Senior Notes

Senior Notes of $21,545,000, $41,160,000 and $75,250,000 at 11% issued to various investors were outstanding at December 31, 2001, 2000 and 1999, respectively. During 2001, 2000 and 1999, the Company purchased and retired $19,615,000, $34,090,000 and $4,750,000, respectively, of Senior Notes. The purchase and retirement of the Senior Notes resulted in a $1,630,000, $922,000 and $257,000 extraordinary loss, net of tax benefit of $878,000, $498,000 and $138,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The extraordinary loss had an $(0.08), $(0.04) and $(0.01) per share impact on both basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999, respectively. Senior Notes are due September 8, 2004 and pay interest semiannually. Senior Notes are general unsecured obligations of Local Financial and will rank senior to such other indebtedness as the Company may incur that is not expressly subordinated to the Senior Notes. The indenture generally restricts the incurrence of additional indebtedness by the Company, except for certain junior indebtedness.

(10) Mandatorily Redeemable Trust Preferred Securities

On September 20, 2001, and October 3, 2001, Local Financial Capital Trust I, a newly formed Delaware business trust and wholly-owned finance subsidiary of Local Financial, issued 1,400,000 and 210,000 shares, respectively, of its 9.00% Trust Preferred Securities at $25 per share for an aggregate price of approximately $40.3 million, all of which was outstanding at December 31, 2001. The Trust Preferred Securities will mature on September 30, 2031. The proceeds from the sale of the Trust Preferred Securities and the issuance of $1.2 million in common securities to Local Financial were used by the Trust to purchase approximately $41.5 million of 9% junior subordinated debentures (the Debentures) of Local Financial which have the same payment terms as the Trust Preferred Securities. Distributions on the Trust Preferred Securities and on the common securities issued to Local Financial are payable on March 31, June 30, September 30, and December 31 of each year beginning December 31, 2001. Except under certain circumstances, the common securities issued to the Company possess sole voting rights with respect to matters involving the Trust. Under certain circumstances, the Company may, from time to time, defer the Debentures' interest payments, which would result in a deferral of distribution payments on the related Trust Preferred Securities and, with certain exceptions, prevent the Company from declaring or paying cash distributions on the Company's common stock and any other future debt ranking equally with or junior to the Debentures.

Subject to any applicable regulatory approvals, the Trust Preferred Securities and the common securities issued by the Trust to the Company are redeemable in whole or in part on or after September 30, 2006, or at any time in whole, but not in part, from the date of issuance upon the occurrence of certain events. The Trust Preferred Securities are presently fully included in Tier 1 capital for regulatory capital adequacy determination purposes. The obligations of the Company with respect to the issuance of the Trust Preferred Securities constitute a full and unconditional guarantee by the Company of the Trust's obligation with respect to the Trust Preferred Securities subject to certain limitations.

(Continued)

(11) Comprehensive Income

Comprehensive income consists of net income and net unrealized gains (losses) on securities available for sale, net of reclassification adjustment, and is presented in the consolidated statements of stockholders' equity. Reclassification adjustment consists of realized gains and loss on securities available for sale included in the consolidated statements of operations.

The changes in the components of other comprehensive income (loss) are reported net of income taxes for the periods indicated as follows (dollars in thousands):

	Year ended December 31, 2001		
	Pre-tax Amount	Tax Effect	Net Amount
Unrealized loss on securities:			
Unrealized holding loss arising during the period	$ (572)	200	(372)
Less reclassification adjustment for gains included in net income	(151)	53	(98)
Other comprehensive loss	$ (723)	253	(470)

	Year ended December 31, 2000		
	Pre-tax Amount	Tax Effect	Net Amount
Unrealized gain on securities:			
Unrealized holding gain arising during the period	$ 6,708	(2,348)	4,360
Less reclassification adjustment for gains included in net income	(303)	106	(197)
Other comprehensive income	$ 6,405	(2,242)	4,163

	Year ended December 31, 1999		
	Pre-tax Amount	Tax Effect	Net Amount
Unrealized loss on securities:			
Unrealized holding loss arising during the period	$ (16,285)	5,700	(10,585)
Less reclassification adjustment for gains included in net income	(124)	43	(81)
Other comprehensive loss	$ (16,409)	5,743	(10,666)

(Continued)

(12) Income Taxes

The provision for income taxes has been allocated as follows, including the tax effect of the changes in unrealized gains (losses) on available for sale securities (dollars in thousands):

	Years ended December 31,		
	2001	2000	1999
Income from operations before extraordinary item	$ 14,367	14,331	12,627
Extraordinary item	(878)	(498)	(138)
Stockholders' equity	(253)	2,242	(5,743)
	$ 13,236	16,075	6,746

Components of the provision for income taxes from operations are as follows (dollars in thousands):

	Years ended December 31,		
	2001	2000	1999
Current income tax expense	$ 12,538	8,752	4,686
Deferred income tax expense	1,829	5,579	7,941
	$ 14,367	14,331	12,627

The effective income tax rates differ from the statutory federal income tax rate of 35%. A reconciliation of the provision for income taxes based on the statutory rates with the effective rates is as follows (dollars in thousands):

	Years ended December 31,		
	2001	2000	1999
Income tax at statutory rate (35%)	$ 14,866	13,673	12,207
Effect of state income tax, net of federal	1,220	1,093	1,370
Change in valuation allowance	(1,220)	(1,093)	(1,370)
Other, net	(499)	658	420
Provision for income taxes	$ 14,367	14,331	12,627

(Continued)

Current income tax receivables of approximately $2,044,000 and $74,000 are included in the caption current and deferred taxes, net in the consolidated statements of financial condition at December 31, 2001 and 2000, respectively. Deferred income tax assets and liabilities are included in current and deferred taxes, net in the consolidated statements of financial condition and consisted of the following (dollars in thousands):

	December 31, 2001	December 31, 2000
Deferred income tax assets:		
Realized losses on available for sale securities	$ 645	1,840
State net operating loss carryforwards	3,352	4,572
Allowance for loan losses	8,463	8,940
Other	2,203	2,350
	14,663	17,702
Deferred income tax liabilities:		
Stock dividends receivable	(756)	(756)
Depreciation and amortization	(2,282)	(1,793)
Deferred loan fees	(663)	(1,134)
Unrealized gains on available for sale securities	(2,212)	(2,465)
Other	(34)	(80)
	(5,947)	(6,228)
Net deferred tax asset	8,716	11,474
Valuation allowance on state net operating losses	3,352	4,572
Deferred tax asset, net	$ 5,364	6,902

At December 31, 2001, the Company had approximately $82,000,000 of operating loss carryforwards available for state income tax purposes. The state net operating losses expire in varying amounts between 2011 and 2014.

During 1997, the Company established a valuation allowance for the portion of the available state net operating loss carryforwards for which it was determined to be more likely than not that the benefit of the deferred tax asset would not be realized. Based on the current strategy of new management and current taxable income for the years ended December 31, 2001, 2000 and 1999, no valuation allowance for other deferred tax assets has been established as the Company believes it is more likely than not that sufficient income for federal income tax purposes will be realized.

As a result of the Small Business Job Protection Act, the Company was required to change its method of accounting for bad debts from the reserve method to the direct charge-off method for

(Continued)

income tax purposes during 1997. The Company is required to recapture the excess of the qualifying and nonqualifying tax loan loss reserves over the base year tax loan loss reserves over a six-year period, beginning in its tax year ended June 30, 1999. At December 31, 2001, the recapture amount is estimated to be $3,328,000 and the qualifying and nonqualifying base year tax reserves totaled approximately $10,647,000 and $1,421,000, respectively.

In accordance with SFAS No. 109, *Accounting for Income Taxes*, a deferred tax liability has not been recognized for the tax bad debt reserve and supplemental reserves of the Company that arose in tax years that began prior to December 31, 1987. At December 31, 2001, the portion of the tax bad debt reserve and supplemental reserves attributable to pre-1988 tax years was approximately $15,921,000. The amount of unrecognized deferred tax liability at December 31, 2001 was approximately $5,572,000. This deferred tax liability could be recognized if certain distributions are made with respect to the stock of Local, or the bad debt reserve is used for any purpose other than absorbing bad debt losses.

(13) Commitments and Contingencies

The Company is involved in litigation with the U. S. Government. The litigation relates to an assistance agreement entered into by the Company with the FDIC in connection with an acquisition of a federal savings bank in 1988. The FDIC estimated the Company's liability under the assistance agreement to be approximately $23 million as of December 31, 2000 and such amount continues to accrue interest.

Prior to the purchase of the Company in 1997 from its two prior owners, a reserve account was established relating to amounts that may be owed under the assistance agreement. This reserve account has a current balance of approximately $7.7 million. As part of the purchase of the Company in 1997, $10 million of the purchase price was deposited by the Company into an escrow account, which remains on deposit. Any amounts the Company may ultimately owe to the U. S. Government will be paid first from these two accounts. If the amounts in these two accounts are not sufficient to satisfy the Company's obligations to the U. S. Government, the prior owners have contractually agreed to pay the difference. Under the agreement with the prior owners, they may not settle the litigation with the U. S. Government unless, at the same time, the prior owners deliver sufficient funds to pay any difference owed to the U. S. Government. The U. S. Government rejected a settlement offer the Company made in 1999. A subsequent settlement offer was communicated by the Company to the U.S. Government in December 2001. The U.S. Government responded with a request for more information. The Company complied with their additional request and is waiting for the U.S. Government to accept or reject the new settlement offer. If the case is not settled and the U. S. Government obtains a final non-appealable judgment, the prior owners are contractually obligated to pay any difference owed to the U. S. Government within 30 days of the judgment. No trial date has been set.

On September 8, 1997, the Company completed a securities offering and Senior Notes were issued to individual investors for the purpose of redeeming all of the previously issued and outstanding shares of the Company's common stock. The redemption amount is subject to adjustment under terms set forth in the Redemption Agreement, as defined.

(Continued)

On August 26, 1999, the Company entered into a settlement of the Redemption Agreement. As a consequence of the settlement of the Redemption Agreement, the Company's stockholders' equity was reduced by approximately $1,800,000 by an increase to the cost of treasury stock in the consolidated statements of financial condition in recognition of the agreed adjustments to the claims, liabilities and disputes which had arisen. Supplemental cash flow information of noncash activities as a consequence of the settlement were a transfer from other assets to other liabilities and treasury stock of approximately $5,712,000 and $1,838,000, respectively.

In the ordinary course of business, the Company is subject to other legal actions and complaints. Management, after consultation with legal counsel, and based on available facts and proceedings to date, believes the ultimate liability, if any, arising from such legal actions or complaints, will not have a material adverse effect on the Company's consolidated financial position or future results of operations.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. At December 31, 2001 and 2000, the Company had approximately $292,542,000 and $232,813,000, respectively, of outstanding loan commitments (including unused lines of credit) for home equity, commercial real estate and commercial business loans approved but nonfunded.

Standby letters of credit and financial guarantees written of approximately $7,228,000 and $17,633,000 at December 31, 2001 and 2000, respectively, are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The Company holds marketable securities as collateral supporting those commitments for which collateral is deemed necessary.

(Continued)

The Company leases certain real estate and equipment under operating leases. For the years ended December 31, 2001, 2000 and 1999, lease expense totaled approximately $1,068,000, $891,000 and $1,094,000, respectively. Future obligations under operating leases at December 31, 2001 are summarized as follows (dollars in thousands):

Years Ending December 31,	Amount
2002	$ 1,054
2003	909
2004	676
2005	558
2006 and thereafter	4,756
	$ 7,953

(14) Regulatory Matters

Local Financial and Local are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possible additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on Local Financial's and Local's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Local Financial and Local must meet specific capital guidelines that involve quantitative measures of Local Financial's and Local's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Local Financial's and Local's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Local Financial and Local to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that Local Financial and Local meet all capital adequacy requirements to which they are subject.

As of December 31, 2001 and 2000, the most recent notification from the OCC and Federal Reserve categorized Local and Local Financial as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Local and Local Financial must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed Local's and Local Financial's category.

(Continued)

	Actual		Minimum For Capital Adequacy Purposes		To Be Well Capitalized For Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
Local Financial						
As of December 31, 2001:						
Total capital (to risk weighted assets)	$ 209,038	10.49%	$ 159,359	8.00%	$ 199,199	10.00%
Tier I capital (to risk weighted assets)	184,105	9.24	79,680	4.00	119,519	6.00
Tier I capital (to average assets)	184,105	6.63	111,053	4.00	138,816	5.00
Local						
As of December 31, 2001:						
Total capital (to risk weighted assets)	$ 226,794	11.41%	$ 159,006	8.00%	$ 198,757	10.00%
Tier I capital (to risk weighted assets)	201,915	10.16	79,503	4.00	119,254	6.00
Tier I capital (to average assets)	201,915	7.28	110,990	4.00	138,737	5.00
Local Financial						
As of December 31, 2000:						
Total capital (to risk weighted assets)	$ 156,653	9.00%	$ 139,314	8.00%	$ 174,143	10.00%
Tier I capital (to risk weighted assets)	134,804	7.74	69,657	4.00	104,486	6.00
Tier I capital (to average assets)	134,804	5.61	96,198	4.00	120,248	5.00
Local						
As of December 31, 2000:						
Total capital (to risk weighted assets)	$ 197,292	11.34%	$ 139,209	8.00%	$ 174,011	10.00%
Tier I capital (to risk weighted assets)	175,459	10.08	69,604	4.00	104,406	6.00
Tier I capital (to average assets)	175,459	7.30	96,147	4.00	120,183	5.00

Management intends to continue compliance with all regulatory capital requirements.

Federal regulations allow Local to pay dividends during a calendar year up to the amount that would reduce its surplus capital ratio, as defined, to one-half of its surplus capital ratio at the beginning of the calendar year, adjusted to reflect its net income to date during the calendar year. At the beginning of calendar year 2002, under applicable regulations without prior consent of the OCC, the total capital available for the payment of dividends by Local to Local Financial was approximately $17,203,000.

(15) Stock Compensation

Effective with the securities offering and redemption in September 1997, the Board of Directors adopted a stock option plan. The stock option plan has 2,100,370 shares of common stock authorized and provides for the granting of stock options intended to comply with the applicable requirements of the Internal Revenue Code. On September 8, 1997, non-qualified stock options

(Continued)

for 1,116,005 shares of common stock were granted to executive officers of the Company at an exercise price of $10 per share. On December 31, 1997, incentive stock options for 158,000 shares of common stock were granted to officers and compensatory stock options for 60,000 shares of common stock were granted to directors of the Company at an exercise price of $11.75 per share. During the year ended December 31, 1998, all previously issued options were rescinded and canceled in exchange for an equal number of options at an exercise price of $10 per share. An additional 15,000, 429,000 and 278,000 shares were issued at $10 per share during 2001, 2000 and 1999, respectively. During the years ended December 31, 2001, 2000 and 1999, 0, 16,000 and 3,000 shares, respectively, were forfeited. Stock options to buy 1,301,005 and 799,000 shares of common stock shall be exercisable in three and five equal annual installments, respectively, commencing with the end of the first twelve month period following the date the stock options were granted. The stock options expire ten years from the effective dates of the respective option agreements.

The per share weighted-average fair value of stock options granted for the years ended December 31, 2001, 2000 and 1999 was $5.67, $2.28 and $4.07, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 4.30%, 4.97% and 6.34%, respectively, volatility rate of 37.06%, 9.13% and 32.96%, respectively, expected life of 5 years for each period, and no expected dividend yield.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for its stock option rights. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, *Accounting for Stock Based Compensation*, the Company's net income for the years ended December 31, 2001, 2000 and 1999 would have been decreased to the pro forma amounts below.

		Years ended December 31,		
		2001	**2000**	**1999**
Net income (in thousands)	as reported	$ 26,477	$ 23,814	$ 21,992
	pro forma	26,005	22,934	21,296
Basic net income per share	as reported	1.30	1.16	1.07
Diluted net income per share	as reported	1.26	1.16	1.07
Basic net income per share	pro forma	1.28	1.12	1.04
Diluted net income per share	pro forma	1.24	1.12	1.04

Stock options of 2,100,005 were outstanding at December 31, 2001, with an exercise price of $10 and contractual life of outstanding options of 7.25 years. Stock options of 2,085,005 and 1,672,005, with an exercise price of $10 and contractual life of outstanding options of 8.2 and 8.8 years, were outstanding at December 31, 2000 and 1999, respectively. At December 31, 2001, 1,562,275 options were exercisable compared to 1,328,674 at December 31, 2000 and 849,270 at December 31, 1999.

In connection with the securities offering discussed in Note 13, warrants to buy 591,000 shares of common stock of the Company were issued to the placement agent. During 2001, 2,000 warrants were exercised for proceeds of $19,000. In addition, the Company purchased 335,667 warrants during the year at a cost of approximately $1,000,000. As of December 31, 2001, warrants totaling 253,333 remain outstanding. The warrants are exercisable for a five year period ending September 8, 2002, at an exercise price of $10 per share.

(16) Employee Benefits

On November 1, 1999, the Company established a nonleveraged employee stock ownership plan (the ESOP Plan) that covers substantially all of its full-time employees. Contributions to the ESOP Plan are discretionary as determined by the Board of Directors of the Company. Contributions shall be allocated and credited to those participants who accrue credited service for such plan year and who are employed on the last day of the plan year. Contributions will be allocated to participants in the ratio in which each participant's compensation bears to the total compensation of all participants. In December 1999, the Board of Directors of the Company declared and paid a cash contribution to the ESOP Plan of approximately $2,700,000 which is included in compensation and employee benefits in the accompanying consolidated statements of operations. In 2000, the Board of Directors of the Company declared and paid a cash contribution of $3,819,000 which is included in compensation and employee benefits in the accompanying consolidated statements of financial operations. The ESOP Plan held no common stock of the Company as of December 31, 1999. Common stock of the Company amounting to 189,920 shares was credited to plan participants effective December 31, 2000, and an additional 48,305 shares effective December 31, 2001.

The Company had a retirement plan (the Plan), which was a noncontributory defined benefit pension plan, covering substantially all of its full-time employees. The benefits were based on years of service and the employees' compensation during the last five years of employment. No contributions were made during the year ended December 31, 1999 as the Plan was overfunded. In September 1999, the Company adopted a plan to freeze the accrual of benefits under the Plan, effective October 31, 1999, and terminate the plan. Termination of the Plan was completed in 2000. Upon termination, the assets held by the Plan's trustee were distributed to Plan participants or beneficiaries in the order provided by the Employee Retirement Income Security Act of 1974 with the excess distributed to the Company. As a result of the Plan amendment and termination of the Plan, a curtailment gain of approximately $2,734,000 was recognized for the year ended December 31, 1999 and a settlement gain of approximately $3,634,000, net of excise taxes of $1,642,000, was recognized for the year ended December 31, 2000 and is included in compensation and employee benefits in the accompanying consolidated statements of operations.

(Continued)

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated statements of financial condition and operations for the periods indicated (dollars in thousands):

	Years ended December 31,	
	2000	1999
Change in benefit obligation		
Benefit obligation at beginning of period	$ 11,087	12,141
Service cost	-	713
Interest cost	335	647
Recognized net gain from past experience different from that assumed	4,759	277
Plan amendment	-	459
Curtailment gain	-	(2,734)
Settlement gain	(5,276)	-
Benefits paid	(10,905)	(416)
Benefit obligation at end of period	-	11,087
Change in plan assets		
Fair value of plan assets at beginning of period	20,950	19,944
Actual return on plan assets	903	1,422
Benefits paid	(10,905)	(416)
Assets reverted back to the Company	(10,948)	-
Fair value of plan assets at end of plan period	-	20,950
Funded status	-	9,863
Unrecognized net gain from past experience different from that assumed	-	(5,012)
Unrecognized transition asset being recognized over 15 years	-	(56)
Prepaid benefit cost	$ -	4,795
Components of net periodic pension benefit		
Service cost	$ -	713
Interest cost	335	647
Expected return on plan assets	(1,156)	(1,580)
Net amortization and deferral	(56)	(765)
Curtailment gain	-	(2,734)
Settlement gain	(5,276)	-
Plan amendment	-	459
Net periodic pension benefit	$ (6,153)	(3,260)

The Company has a qualified, contributory 401(k) plan. Eligible employees of the Company may elect to defer a portion of their salary and contribute to the 401(k) plan to fund retirement benefits. Prior to October 1, 2001, the Company did not participate with matched or fixed contributions to the 401(k) plan. Effective October 1, 2001, the 401(k) plan was amended to allow Company matching contributions of 100% of a participant's elective 401(k) deferral not to exceed 2% of a participant's eligible compensation. The cost of this benefit for the year ended December 31, 2001 was approximately $125,000.

(17) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions set forth below for the Company's financial instruments, are made solely to comply with the requirements of SFAS No. 107.

Fair values are based on estimates or calculations at the transaction level using present value techniques in instances where quoted market prices are not available. Because broadly traded markets do not exist for most of the Company's financial instruments, the fair value calculations attempt to incorporate the effect of current market conditions at a specific time. Fair valuations are management's estimates of the values, and they are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the financial instruments, expected losses and other such factors. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include tax ramifications; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments. The Company has not included certain material items in its disclosure, such as the value of the long-term relationships with the Company's depositors, since this intangible is not a financial instrument. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Company.

(Continued)

The following table presents a summary of the Company's financial instruments, as defined by SFAS No. 107 (dollars in thousands):

	December 31, 2001		December 31, 2000	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets				
Cash and cash equivalents	$ 60,491	60,491	43,971	43,971
Securities available for sale	193,736	193,736	354,048	354,048
Securities held to maturity	430,956	432,978	-	-
Loans receivable, net	1,972,145	2,011,547	1,848,876	1,847,248
FHLB stock and FRB stock	42,213	42,213	19,417	19,417
Financial Liabilities				
Deposits	1,809,362	1,820,931	1,931,793	1,933,127
Advances from the FHLB	728,205	749,115	190,028	189,914
Securities sold under agreements to repurchase	38,694	38,694	38,214	38,214
Senior notes	21,545	23,509	41,160	39,930
Mandatorily redeemable trust preferred securities	40,250	40,475	-	-

The following are descriptions of the methods used to determine the estimated fair values:

(a) Cash and Cash Equivalents

The carrying amount is a reasonable estimate of fair value because of the relatively short period of time between the origination of the instrument and its expected realization.

(b) Securities

The fair value of investment securities, except certain municipal securities, is estimated based on bid prices published by financial news services or price quotations received from securities dealers. The fair value of certain municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued. The estimated fair value of FHLB and FRB stock approximates the carrying value as of December 31, 2001 and 2000.

(c) Loans

The fair valuation calculation process differentiates loans based on their financial characteristics, such as product classification, loan category, pricing features and remaining maturity. Prepayment estimates are evaluated by product and loan rate. In

(Continued)

establishing the credit risk component of the fair value calculations for loans, the Company considered several approaches, including the use of variable discount rates based on relative credit quality, forecasting cash flows, net of projected losses and secondary market pricing for certain third party loan sale transactions. After evaluating such information, the Company concluded that the allowance for loan losses represented a reasonable estimate of the credit risk component of the fair value of loans at December 31, 2001 and 2000.

The fair value of commercial real estate loans, other real estate mortgage loans, real estate construction loans, and commercial business loans is calculated by discounting contractual cash flows adjusted for prepayment estimates using discount rates that reflect the Company's current pricing for loans with similar characteristics and remaining maturity.

For real estate single family first and junior lien mortgages, fair value is calculated by discounting contractual cash flows, adjusted for prepayment estimates, using discount rates based on the Company's current pricing for loans of similar size, type, remaining maturity and repricing characteristics.

For other consumer loans, the fair value is calculated by discounting the contractual cash flows, adjusted for prepayment estimates, using discount rates based on the Company's current pricing for loans of similar size, type, and remaining maturity.

(d) *Deposit Liabilities*

SFAS No. 107 states that the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, interest-bearing checking and savings deposits and market rate savings, is equal to the amount payable on demand at the measurement date. Although SFAS No. 107's requirements for these categories are not consistent with the market practice of using prevailing interest rates to value these amounts, the amount included for these deposits in the previous table is their carrying value at December 31, 2001 and 2000. The fair value of certificates of deposit and other time deposits is calculated based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for similar duration deposits.

(e) *All Other Liabilities*

The estimated fair value of FHLB advances is provided by the FHLB of Topeka. For securities sold under agreements to repurchase, the carrying amount is a reasonable estimate of fair value. The estimated fair value of Senior Notes and the Trust Preferred Securities is based on current quoted market prices. Commitments are related primarily to variable rate loans originated at current market rates. The estimate of fair value of these commitments is considered to be immaterial.

(f) Limitations

The information presented in this note is based on market quotes and fair value calculations as of December 31, 2001 and 2000. These amounts have not been updated since these dates; therefore, the valuations may have changed since that point in time.

(18) Supplemental Quarterly Financial Information (unaudited)

Following is a summary of the unaudited interim results of operations for the years ended December 31, 2001 and 2000 (dollars in thousands, except per share data):

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Interest and dividend income	$ 48,891	47,949	47,892	48,406	193,138
Net interest and dividend income	$ 20,645	21,311	22,392	24,146	88,494
Provision for loan losses	$ 750	1,150	1,775	1,725	5,400
Income before provision for income taxes and extraordinary item	$ 10,046	10,524	10,833	11,071	42,474
Extraordinary item—purchase and retirement of senior notes, net of tax	$ (3)	(1)	-	(1,626)	(1,630)
Net income	$ 6,772	7,051	7,194	5,460	26,477
Earnings per share:					
Income before extraordinary item					
Basic	$ 0.33	0.34	0.35	0.36	1.38
Diluted	$ 0.32	0.33	0.34	0.35	1.34
Net income					
Basic	$ 0.33	0.34	0.35	0.27	1.30
Diluted	$ 0.32	0.33	0.34	0.27	1.26

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Interest and dividend income	$ 45,800	45,526	47,887	50,989	190,202
Net interest and dividend income	$ 19,038	19,012	19,472	20,828	78,350
Provision for loan losses	$ 500	500	500	1,200	2,700
Income before provision for income taxes and extraordinary item	$ 9,361	9,425	9,657	10,624	39,067
Extraordinary item—purchase and retirement of senior notes, net of tax	$ (871)	-	-	(51)	(922)
Net income	$ 5,109	6,020	6,161	6,524	23,814
Earnings per share:					
Income before extraordinary item					
Basic	$ 0.29	0.29	0.30	0.32	1.20
Diluted	$ 0.29	0.29	0.30	0.32	1.20
Net income					
Basic	$ 0.25	0.29	0.30	0.32	1.16
Diluted	$ 0.25	0.29	0.30	0.31	1.16

(Continued)

(19) Parent Company Financial information

Condensed financial information for Local Financial Corporation is as follows (dollars in thousands):

Statements of Financial Condition

	December 31,	
	2001	2000
Assets:		
Cash and due from banks	$ 236	269
Investment in subsidiaries	224,772	196,926
Other assets	2,432	1,769
Total assets	$ 227,440	198,964
Liabilities and stockholders' equity:		
Senior notes	$ 21,545	41,160
Other liabilities	42,359	1,533
Total liabilities	63,904	42,693
Common stock	205	205
Additional paid-in capital	205,773	206,758
Retained earnings	122,480	96,003
Treasury stock	(169,031)	(151,274)
Accumulated other comprehensive income, net	4,109	4,579
Total stockholders' equity	163,536	156,271
Total liabilities and stockholders' equity	$ 227,440	198,964

(Continued)

OFFICERS AND DIRECTORS

Officers

Edward A. Townsend
Chairman and Chief Executive Officer

Jan A. Norton
President

CONSUMER BANKING
Executive Vice President
Christopher C. Turner

Senior Vice Presidents
Lee A. Bowers
Marilyn F. Chambers
Kristin F. Nicek

LOCAL SECURITIES
President
William S. Townsend

FINANCE
Executive Vice President
Richard L. Park

Senior Vice Presidents
Jana L. Boren
Kristy D. Carver
Lisa D. Dobbs

OPERATIONS
Executive Vice President
William C. Lee

Senior Vice Presidents
Murvelle C. Chandler
Denise H. Garlick
Leonard L. Smith
Rhonda D. Strider

AUDIT & LOAN REVIEW
Senior Vice Presidents
N. Earl Willey
J. Eric Foster

COMMUNITY BANKING
Executive Vice President
Kenneth K. McIlhaney

Senior Vice Presidents
Hal R. Labyer
Bob R. Shephard
D. Alan Sing
Gary W. Smith
Dan B. Torbett

GENERAL COUNSEL
Senior Vice President
Alan L. Pollock

COMMERCIAL BANKING
President—Tulsa Region
James N. Young Jr.
President—Oklahoma City Region
K. Randy Roper

Executive Vice President
J. Brad Swickey

Senior Vice Presidents
Elisabeth F. Blue
Carolyn R. Bullard
Ty S. Downs
David W. Durrett
Steve A. Griffin
Jane F. Haskin
Larry P. Jemison
Christopher M. Jones
Denver C. Leasure
Mary D. Pointer
Kelly H. Sachs
William P. Schonacher
John K. Slay Jr.
William M. van Dyk
Gina M. Volturo

COMMERCIAL REAL ESTATE
Executive Vice Presidents
Robert L. Vanden
J. Alan Goss

Senior Vice Presidents
Neva J. Hawpe
Charles K. Holland
Paul L. Lienhard
William M. Reid
Michael E. Smith

CREDIT ADMINISTRATION
Executive Vice President
Chief Credit Officer
Harold A. Bowers

Senior Vice Presidents
Jennifer L. Dinges
David G. Moore

LOAN OPERATIONS
Senior Vice Presidents
Jana L. Walls
Judy L. Harmon

Directors

Edward A. Townsend, *Chairman and Chief Executive Officer*
Local Financial Corporation and Bank
Director of Company and Bank since 1997

Jan A. Norton, *President*
Local Financial Corporation and Bank
Director of Company and Bank since 1997

William D. Breedlove, *President*
HBW Investments, Inc.
Director of Company and Bank since 2001

Andrew M. Coats, *Dean*
University of Oklahoma College of Law
Former Mayor of Oklahoma City
Director of Company since 1999 and Bank since 1997

Gene C. Howard, *Senior Partner*
Howard, Widdows, Bufogle & Vaughn
Director of Bank since 1994

Robert A. Kotecki, *CFA, Managing Director*
Sandler O'Neill & Partners, L.P.
Director of Company since 1997

Joseph A. Leone, *Chancellor (retired)*
Oklahoma State System of Higher Education
Director of Company and Bank since 1973

George P. Nigh, *Former Governor of the State of Oklahoma*
Former President of the University of Central Oklahoma
Director of Company and Bank since 1997

Russell M. Perry, *President*
Perry Publishing and Broadcasting
Secretary of Economic Development and Special Affairs of the State of Oklahoma
Director of Bank since 1999

J. David Rosenberg, *Senior Partner*
Keating, Muething & Klekamp
Director of Company since 1998

Robert L. Vanden, *Executive Vice President*
Local Oklahoma Bank
Director of Bank since 1993

Gilbert C. Gibson, *Former Chairman and Chief Executive Officer*
BankSouth Corporation and Citizens Bank
Advisory Director of Bank since 1998

BRANCH LOCATIONS

Ardmore Branch
Kathy Hoffman, Manager
313 W. Broadway
Ardmore, OK 73401
580/223-0345

Bethany Branch
Lisa Simmons, Manager
7723 N.W. 23rd Street
Bethany, OK 73008-4945
405/495-0820

Broken Arrow Branch
Deborah Dill, Manager
3359 South Elm Place
Broken Arrow, OK 74012
918/455-3800

Chandler Branch
Kay Cannon, Manager
1804 East First Street
Chandler, OK 74834-0187
405/258-2351

Chickasha Branch
Terry Bayse, Manager
628 Grand Avenue
Chickasha, OK 73018
405/224-8092

Claremore Branch
Regina Wilson, Manager
1050 North Lynn Riggs Blvd.
Claremore, OK 74017
918/341-2862

Clinton Branch
Donna Warnick, Manager
1002 West Frisco
Clinton, OK 73601
580/323-0730

Commerce Branch
Cathy Brumley, Manager
101 N. Mickey Mantel Blvd.
Commerce, OK 74339
918/675-4302

Corporate Headquarters
Judi Adams, Manager
3601 N.W. 63rd Street
Oklahoma City, OK 73116
405/841-2100

Crown Heights Branch
Bruce Ingram, Manager
4716 North Western Avenue
Oklahoma City, OK 73118
405/528-4165

Park Avenue Branch
Kerri Butler, Manager
100 Park Avenue
Oklahoma City, OK 73102-4434
405/232-3023

Downtown Tulsa Branch
Brenda Braden, Manager
111 West 5th Street
Tulsa, OK 74103
918/583-2510

Duncan Downtown Branch
Linda McCullough, Manager
1006 Main Street
Duncan, OK 73533
580/255-8187

Duncan North Branch
Linda McCullough, Manager
2210 North Hwy 81
Duncan, OK 73533
580/255-9055

Edmond Branch
Stacey Wyett, Manager
301 South Bryant, Suite A-100
Edmond, OK 73034-6278
405/348-2653

Edmond Santa Fe Branch
Melissa Berry, Manager
412 South Santa Fe
Edmond, OK 73003
405/844-1620

Elk City Branch
Lindy McConnell, Manager
200 East Broadway
Elk City, OK 73648
580/255-7200

Grove Branch
Mike Blecha, Manager
100 East Third
Grove, OK 74344
918/786-4438

Guthrie Branch
Steve Ochs, Manager
120 N. Division
Guthrie, OK 73044
405/282-2201

Harvard Branch
Marta Troutman, Manager
3332 East 51st Street
Tulsa, OK 74135
918/743-1325

Hudson Branch
John Belty, Manager
5801 East 41st Street
Tulsa, OK 74135
918/628-1412

Lawton Cache Road Branch
Linda Blythe, Manager
2601 Cache Road
Lawton, OK 73505
580/250-2252

Lawton Central Mall
Kim McAllister, Manager
#10 Central Mall
Lawton, OK 73505
580/248-2265

Lawton Downtown Branch
Cathy Wood, Manager
1 S.W. 11th Street
Lawton, OK 73501
580/355-0253

Lawton Financial Center
Joan Houghton, Manager
6425 N.W. Cache Road
Lawton, OK 73505
580/250-4311

Lawton Lee Blvd. Branch
Kim McAllister, Manager
1420 West Lee Blvd.
Lawton, OK 73501
580/250-4116

Lewis Branch
Marie Roberts, Manager
2250 East 73rd Street
Tulsa, OK 74136
918/497-2400

Lindsay Branch
Machalle Algeo, Manager
420 South Main
Lindsay, OK 73052-6437
405/756-4494

May Avenue Branch
Todd Johns, Manager
5701 North May Avenue
Oklahoma City, OK 73112-4234
405/843-9301

Memorial Branch
Paula Payne, Manager
8202 East 71st Street
Tulsa, OK 74133
918/252-0666

Miami Branch
Dan Torbett, Manager
123 East Central
Miami, OK 74354
918/542-4411

Midwest City Branch
Paula Enix, Manager
414 North Air Depot
Midwest City, OK 73110-1795
405/733-1646

Monkey Island Branch
Gary Smith, Manager
56371 E. Hwy 125, Suite #1
Afton, OK 74331
918/257-5031

Moore Branch
Matt Blattler, Manager
513 N.E. 12th Street
Moore, OK 73160-5895
405/799-8431

Muskogee Branch
Vickie Fry, Manager
2401 East Chandler
Muskogee, OK 74403
918/682-2300

Norman Branch
Bob Shephard, Manager
2403 West Main
Norman, OK 73069-6499
405/364-7800

Owasso Branch
Sue Pollard, Manager
201 East 2nd Avenue
Owasso, OK 74055
918/272-2286

Pauls Valley Branch
Ryan Alexander, Manager
700 West Grant
Pauls Valley, OK 73075
405/238-7318

Penn South Branch
Brenda Simmons, Manager
8700 South Pennsylvania
Oklahoma City, OK 73159-5296
405/682-3481

Portland Branch
Patricia Guthrie, Manager
1924 North Portland Avenue
Oklahoma City, OK 73107-1532
405/946-5591

Sapulpa Branch
Connie Alexander, Manager
911 East Taft
Sapulpa, OK 74066
918/227-0550

Shawnee Branch
Chuck Schardt, Manager
2512 North Harrison
Shawnee, OK 74801
405/275-3064

Sulphur Branch
Lynn Hickman, Manager
2009 West Broadway
Sulphur, OK 73086
580/622-3118

Weatherford Branch
Nancy Kimble, Manager
109 East Franklin
Weatherford, OK 73096
580/772-7441



Commerce
Miami
Grove
Monkey Island
35
44
Claremore
Owasso
Tulsa
Sand Springs
Sapulpa
Broken Arrow
Guthrie
Edmond
Muskogee
Chandler
Bethany
Yukon
Weatherford
Clinton
Elk City
Oklahoma City
Midwest City
40
Moore
Shawnee
Norman
40
Chickasha
Purcell
Lindsey
Lawton
Pauls Valley
Duncan
Sulphur
35
Ardmore

Purcell Branch
Judy Martin, Manager
430 West Lincoln
Purcell, OK 73080
405/527-5634

Quail Creek Branch
Marilyn van Dyk, Manager
12241 North May Avenue
Oklahoma City, OK 73120-6803
405/751-0330

Sand Springs Branch
Janice Barnes, Manager
800 East Charles Page Blvd.
Sand Springs, OK 74063
918/245-2221

Springs Village Branch
Rhonda Bridges, Manager
3973 South Hwy 97
Sand Springs, OK 74063
918/245-2708

Springbrook Branch
Debi Nimz, Manager
6233 N.W. Expressway
Oklahoma City, OK 73132
405/721-4961

Yale Branch
Stephanie Davis, Manager
1951 South Yale
Tulsa, OK 74112
918/744-0770

Yukon Branch
Connie Christie, Manager
1203 Cornwell
Yukon, OK 73099-4633
405/354-4817

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
3601 N.W. 63rd Street
Oklahoma City, OK 73116
405/841-2100

INDEPENDENT AUDITORS
KPMG LLP
700 Oklahoma Tower
Oklahoma City, OK 73102
405/239-6411

LEGAL COUNSEL
Fellers Snider Blankenship Bailey & Tippens
100 North Broadway, Ste 1700
Oklahoma City, OK 73102
405/232-0621

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Co.
6201 15th Avenue, 1st Floor
Brooklyn, NY 11219
718/921-8200

PLEASE ADDRESS SHAREHOLDER INQUIRIES TO:
Richard L. Park, CFO
3601 N.W. 63rd Street
Oklahoma City, OK 73116
405/841-2298

WEB SITE
www.localok.com

COMMON SHARES/TRUST PREFERRED
Common Stock: Nasdaq (LFIN)
Trust Preferred: Nasdaq (LFINP)

Copies of Local Financial Corporation's Annual Report to Shareholders, Form 10-K to the Securities and Exchange Commission and other public financial information are available without charge upon request.

Our mission is to fully develop the role of Local Oklahoma Bank as a major commercial banking franchise across the state by offering a wide spectrum of banking services to businesses, professionals, public entities and consumers in local markets throughout Oklahoma. Those services include:

COMMERCIAL BANKING SERVICES
- Commercial and industrial lending
- Commercial real estate lending
- Corporate cash management services
- Professional and executive banking
- Internet banking

CONSUMER BANKING SERVICES
- Residential lending
- Consumer lending
- Retail depository services
- Investment products

LOCAL FINANCIAL CORPORATION

3601 N.W. 63rd Street
Oklahoma City, OK 73116
405/841-2100